Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AJNA BioSciences PBC
8022 Southpark Circle, Suite 500
Littleton, CO 80120
https://www.ajnabiosciences.com/

Up to $999,998.37 in Series A Preferred Stock at $4.83
Minimum Target Amount: $49,995.33

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: AJNA BioSciences PBC
Address: 8022 Southpark Circle, Suite 500, Littleton, CO 80120
State of Incorporation: DE
Date Incorporated: April 21, 2021

Terms:

Equity

Offering Minimum: $49,995.33 | 10,351 shares of Series A Preferred Stock
Offering Maximum: $999,998.37 | 207,039 shares of Series A Preferred Stock
Type of Security Offered: Series A Preferred Stock
Purchase Price of Security Offered: $4.83
Minimum Investment Amount (per investor): $497.49

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in This Offering

Voting Proxy. Subscriber hereby appoints the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus: Friends and family receive 5% bonus shares.

Testing the Waters Reservations Page Bonus: All investors who reserve in the StartEngine Testing the Waters Reservation Page will receive 5% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 7% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 10% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between Day 35 - 40 and receive 7% bonus shares

Flash Perk 2: Invest $5,000+ between Day 60 - 65 and receive 7% bonus shares

Amount-Based Perks

Tier 1: Invest $1,000+ and receive 2% bonus shares

Tier 2: Invest $5,000+ and receive 6% bonus shares

Tier 3: Invest $10,000+ and receive 8% bonus shares

Tier 4: Invest $50,000+ and receive 10% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The

Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

AJNA BioSciences will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A Preferred Stock at $4.83 / share, you will receive 110 shares of Series A Preferred Stock, meaning you'll own 110 shares for $483. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

AJNA BioSciences is a pioneering biopharmaceutical company developing botanical drugs with the goal of obtaining FDA approval for central nervous system disorders. While consumer demand for natural and safer pharmaceuticals is at an all-time high, only a handful of botanical drugs have received FDA approval under the Botanical Drug Development pathway. AJNA seeks to fill this gap by combining cutting-edge science with time-tested plant medicines. Its pipeline includes AJA00l, a full-spectrum cannabinoid formula for Autism Spectrum Disorder; AJA002, a natural psilocybin-based treatment for Generalized Anxiety Disorder; and AJA003, a multi-cannabinoid formulation targeting PTSD. By leveraging its DEA Schedule 1 manufacturing license and strategic partnerships, AJNA is at the forefront of natural pharmaceutical innovation.

Business Model

AJNA operates at the intersection of pharmaceutical-grade botanical drug development and regulatory approval pathways. The company's business model revolves around research, clinical trials, and eventual FDA approval, positioning its drugs for insurance reimbursement and widespread adoption in the $678 billion U.S. pharmaceutical market. With partnerships such as Charlotte's Web and British American Tobacco, AJNA secures high-quality raw materials, streamlined manufacturing, and deep industry expertise. Future revenues are expected to be generated through licensing agreements, direct sales, and strategic partnerships with established pharmaceutical companies.

Intellectual Property

AJNA's competitive edge lies in its intellectual property portfolio, which includes aU.S. patent for a cannabis strain, used in its lead drug candidate, AJA00l. The company also holds a DEA Schedule 1 manufacturing license, a critical asset that allows for the legal development of botanical psychedelics in the U.S. Additionally, AJNA's formulations and clinical methodologies contribute to a robust proprietary framework that differentiates its botanical drugs from synthetic alternatives.

Corporate History & Structure

On April 28, 2021, the Company formed its wholly owned Jamaican subsidiary company, AJNA Jamaica Limited ("AJNA Jamaica"), which was created to conduct research and development until it was officially dissolved on January 20, 2023. No operational activities occurred in 2023.

On May 10, 2023, the Company formed its wholly owned Australian subsidiary company, AJNA Australia Pty Ltd. ("AJNA Australia") with a capital contribution of $70. AJNA Australia was created to sponsor clinical trials in Australia. On December 31, 2024, the Company transferred its 100% ownership in AJNA Australia to DeFloria, Inc, a related party joint venture company, as a capital contribution. 2024 income statement accounts of AJNA Australia are included in accompanying consolidated financial statements. All intercompany transactions have been eliminated.

Joint Venture Investment

On April 6, 2023, the Company invested in a joint venture company, DeFloria LLC ("DeFloria"), with Charlotte's Web, Inc. and BT DE Investments, Inc., a subsidiary of British American Tobacco PLC. DeFloria was established to pursue FDA

approval for a botanical drug to target a neurological condition. The Company contributed to DeFloria a pre-Investigational New Drug (preIND) package consisting of prior research and development work and communications with the FDA. Concurrent with the formation of the DeFloria joint venture, the Company entered into a Master Services Agreement with DeFloria). On December 31, 2024, DeFloria converted from a limited liability company to a C-corporation. After the C-corporation conversion, AJNA's ownership and voting percentages remained unchanged with AJNA holding 3,980,000 common shares with a 39.8% voting interest.

Competitors and Industry

Competitors

AJNA's competitors include both synthetic drug manufacturers and emerging psychedelic companies. In cannabinoid pharmaceuticals, companies like Jazz Pharmaceuticals (Epidiolex®) and Abbott (Dronabinol®) focus on synthetic formulations, whereas AJNA develops full-spectrum botanical drugs. In the psychedelic space, competitors such as MindMed, Compass Pathways, and Cybin emphasize synthetic psilocybin, while AJNA's differentiation lies in its full-spectrum botanical approach. The only other known competitor in botanical psychedelics, Filament Health, is based in Canada, making AJNA the only U.S.-based DEA Schedule 1 licensed company developing botanical drugs.

Industry

The pharmaceutical industry is undergoing a paradigm shift, with increasing consumer demand for natural and plant-based medications. The U.S. pharmaceutical market is valued at $678 billion, and the global antidepressant market alone is projected to reach $37.44 billion by 2032. Despite this demand, regulatory hurdles have slowed the approval of botanical drugs, leaving a wide-open opportunity for companies like AJNA that have the necessary licenses, partnerships, and clinical expertise to navigate the approval process.

Current Stage and Roadmap

Current Stage

AJNA is making significant progress in its clinical pipeline:

AJA00l (Autism/ASD Irritability) - Completed Phase 1, FDA-cleared for Phase 2 trials.

- AJA002 (Generalized Anxiety Disorder) - is in preparation for FDA review as it progresses toward Phase 1 clinical trials, utilizing full-spectrum tryptamines for a novel antidepressant approach.

AJA003 (PTSD) - In formulation, leveraging multi-cannabinoid therapy to address PTSD, including for veterans.

- AJA004 (Undisclosed Psychedelic-Assisted Therapy) - In formulation, exploring novel botanical psychedelic species.

Future Roadmap

AJNA is focused on advancing its pipeline candidates through clinical trials toward FDA approval. Over the next few years, key milestones include:

Advancing AJA00l through Phase 2 trials and preparing for Phase 3 pivotal studies.

Initiating Phase 1 trials for AJA002, validating its safety and efficacy for Generalized Anxiety Disorder.

Furthering AJA003 and AJA004 formulations, with preclinical studies leading toward regulatory submissions.

Expanding its intellectual property and licensing portfolio to solidify its leadership in the botanical drug sector.

The Team

Officers and Directors

Name: Joel Stanley

Joel Stanley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer
  Dates of Service: April, 2021 - Present
  Responsibilities: Joel oversees the full operations of the Company, setting strategic direction, and promoting the Company with outside investors.

Other business experience in the past three years:

- Employer: DeFloria, Inc.
  Title: Board Chairman
  Dates of Service: April, 2023 - Present
  Responsibilities: Joel leads the board of directors meeting and assists in setting strategies for the Company.

Name: Robert Judge

Robert Judge's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP of Finance
  Dates of Service: April, 2021 - Present
  Responsibilities: Robert oversees all the finance, accounting, HR, IT and administrative functions of the Company. He serves as the principal accounting officer.

Other business experience in the past three years:

- Employer: DeFloria Inc
  Title: Board member
  Dates of Service: April, 2021 - Present
  Responsibilities: Board oversight of DeFloria's operations and strategy.

Name: Jesse Stanley

Jesse Stanley's current primary role is with SB USA, Inc.. Jesse Stanley currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: April, 2021 - Present
  Responsibilities: Jesse meets with investors and presents the Company as an investment opportunity.

Other business experience in the past three years:

- Employer: SB USA, Inc.
  Title: CEO
  Dates of Service: September, 2019 - Present
  Responsibilities: Manage licensing of Stanley Brothers and affiliated brands.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our research and development activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our research and development activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are

reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our drugs. Delays or cost overruns in the development of our drugs and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Series A Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We are an early stage company and have not yet generated any profits
AJNA Biosciences PBC was formed on April 21, 2021. Accordingly, the Company has a limited history upon which an

evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. AJNA BioSciences PBC has incurred a net loss and has had limited revenues generated since inception and only from a related party, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, no third-party customers, and effectively no revenue. If you are investing in our company, it's because you think that AJNA BioSciences is a good idea, that the team will be able to successfully develop, market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit from revenues and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract future investment and attract and retain future customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, research and development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our

business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, consultants, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

We have pending patent approvals that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Drug Development Risks - Regulatory Risks
Approval Process: The development and commercialization of pharmaceutical products are subject to extensive regulation by the U.S. Food and Drug Administration (FDA) and other regulatory bodies worldwide. The approval process is lengthy, expensive, and uncertain. There is no guarantee that our drug candidates will receive regulatory approval. Compliance: Even if we receive regulatory approval, we must comply with ongoing regulatory requirements, including clinical trials, manufacturing standards, and post-marketing surveillance. Non-compliance can result in fines, product recalls, or withdrawal of approval.

Drug Development Risks - Clinical Trial Risks
Clinical Trial Failure: Our drug candidates must undergo rigorous clinical trials to demonstrate safety and efficacy. There is a high risk of failure at any stage of the trials, which can result in significant financial loss and delay in product development. Adverse Events: Unexpected adverse events or side effects observed during clinical trials can lead to delays, additional costs, or termination of the trials.

Drug Development Risks - Financial Risks
High Costs: Drug development is capital-intensive, requiring substantial investment in research, clinical trials, and regulatory compliance. We may need to raise additional funds, which could dilute existing shareholders' equity.

Drug Development Risks - Intellectual Property Risks
Patent Protection: Our success depends on our ability to obtain and maintain patent protection for our drug candidates. There is a risk that our patents could be challenged, invalidated, or circumvented by competitors. Infringement: We may face allegations of patent infringement, which could result in costly litigation and potential damages.

Drug Development Risks - Market Risks
Competition: The pharmaceutical industry is highly competitive, with numerous companies developing similar or alternative therapies. Our ability to compete effectively will depend on our drug candidates' efficacy, safety, and cost-effectiveness. Market Acceptance: Even if our drug candidates are approved, their commercial success will depend on market acceptance by healthcare providers, patients, and insurance companies.

Drug Development Risks - Operational Risks
Manufacturing: The manufacturing of pharmaceutical products is complex and subject to stringent quality control standards. Any disruption in our manufacturing processes could delay product development and commercialization. Supply Chain: We rely on third-party suppliers for raw materials and components. Any disruption in the supply chain could impact our ability to produce and deliver our products.

Drug Development Risks - Legal and Compliance Risks
Litigation: We may be subject to lawsuits, including product liability claims, which could result in significant financial loss and reputational damage. Regulatory Changes: Changes in laws and regulations governing the pharmaceutical industry could impact our operations and profitability.

Drug Development Risks - Management and Personnel Risks
Key Personnel: Our success depends on the expertise and experience of our management team and key personnel. The loss of any key personnel could adversely affect our business. Talent Acquisition: Attracting and retaining skilled professionals in the pharmaceutical industry is challenging and competitive.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Master and a Hound Irrevocable Trust (Owned by Jonathan Stanley)	1,425,000	Class B Common Stock	14.54%
Master and a Hound Irrevocable Trust (Owned by Jonathan Stanley)	1,057,694	Series Seed Preferred Stock	
Blue Water Irrevocable Trust (Owned by Jared Stanley)	1,425,000	Class B Common Stock	14.54%
Blue Water Irrevocable Trust (Owned by Jared Stanley)	1,057,694	Series Seed Preferred Stock	

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series A Preferred Stock, and Series A-1 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 207,039 of Series A Preferred Stock.

Class A Common Stock

The amount of security authorized is 25,261,414 with a total of 6,106,996 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 1,974,600 shares pursuant to the Equity Incentive Plan with are issued and 1,044,553 shares available under the plan.

Class B Common Stock

The amount of security authorized is 8,350,000 with a total of 8,350,000 outstanding.

Voting Rights

Five votes per Class B Common Stock share.

Material Rights

There are no material rights associated with Class B Common Stock.

Series Seed Preferred Stock

The amount of security authorized is 11,288,770 with a total of 11,288,770 outstanding.

Voting Rights

Series Seed Preferred Stock currently votes at 1:1 conversion rate with Class A common stock.

Material Rights

The Series Seed Preferred Stock has a liquidation preference, please refer to Exhibit F of the Offering Materials.

Series Seed-1 Preferred Stock

The amount of security authorized is 141,010 with a total of 141,010 outstanding.

Voting Rights

Series Seed-1 Preferred Stock currently votes at 1:1 conversion rate with common stock.

Material Rights

There are no material rights associated with Series Seed-1 Preferred Stock.

Series A Preferred Stock

The amount of security authorized is 5,942,029 with a total of 0 outstanding.

Voting Rights

Series A Preferred Stock votes at 1:1 conversion rate with common stock. Please review voting rights of securities sold in this offering which contain a voting proxy.

Material Rights

Voting Rights of Securities Sold in this Offering contain a Voting Proxy. Subscriber hereby appoints the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The amount of Series A Preferred Stock to be authorized does not include any shares that may be issued pursuant to the Company's concurrent offering of securities via Regulation D. Please see the Liquidity and Dilution section for additional information.

Summary of Stockholder Agreement

The following is a summary of the material rights associated with the Series A Preferred Stock being offered. This summary is qualified in its entirety by reference to the full terms and conditions set forth in the Amended and Restated Preferred Stock Investment Agreement and the Company's Amended and Restated Certificate of Incorporation. Please review Exhibit F of the Offering Materials for the full details.

Liquidation Preference

The Series A Preferred Stock has liquidation preference.

Voting Rights and Board Representation

Holders of Series A Preferred Stock agree to vote in favor of the election of two Board Designees to the Company's Board of Directors. The initial Board Designees are Joel Stanley and Jesse Stanley. Investors must vote their shares to maintain these designated directors in office unless otherwise agreed by a majority of stockholders.

Transfer Restrictions

Shares are subject to restrictions on transfer unless exempt under applicable securities laws (e.g., Rule 144) or transferred to certain permitted parties such as family members or affiliated entities. Transferees must agree to be bound by the terms of the governing agreements.

Lock-Up Provision

In the event the Company completes an initial public offering, investors may be subject to a lock-up agreement restricting the sale or transfer of their shares for a period of up to 180 days following the effectiveness of the registration statement, consistent with customary underwriter requirements.

Drag-Along Rights

Investors are obligated to consent to and support a sale of the Company (Deemed Liquidation Event) if the sale is approved by:

A majority of Common Stockholders (excluding converted Preferred Stockholders),

A majority of Preferred Stockholders, and

The Board of Directors.

Protections include:

No joint liability among shareholders,

Limited and customary representations and warranties required,

Equal treatment among investors within each share class and according to liquidation preferences.

Future Financings (Next Financing Rights)

If the Company issues shares in a future financing with terms more favorable than those of the Series A Preferred Stock (such as price-based anti-dilution protections or registration rights), Series A Preferred Stockholders will receive substantially equivalent rights, provided they agree to the applicable documents.

Confidentiality

Investors must maintain the confidentiality of Company information, subject to customary exceptions for disclosures to legal, accounting, and investment advisors.

Governing Law and Dispute Resolution

The agreement is governed by Delaware law. Disputes arising under the agreement are subject to the exclusive jurisdiction of the courts located in Arapahoe County, Colorado.

Important Notes

The shares offered are restricted securities and are subject to resale limitations under federal and state securities laws. Investors should carefully review all offering documents, including the full Investment Agreement, prior to making an investment decision. Please refer to Exhibit F of the Offering Memorandum for review of the Agreement you will be joining to upon investing in this offering.

Series A-1 Preferred Stock

The amount of security authorized is 1,782,609 with a total of 0 outstanding.

Voting Rights

Series A-1 Preferred Stock currently votes at 1:1 conversion rate with common stock.

Material Rights

Please refer to Series A Preferred Stock Material rights section and Exhibit F of the offering materials.

What it means to be a minority holder

As a minority holder of Series A Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), options holders exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The Company is engaging in a concurrent offering through Regulation D in conjunction with this crowdfunding raise on the same terms. This has the potential to further dilute investor's stake in the company. Please see the Liquidity and Capital Resources Section for additional information.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series Seed Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,934,997.00
  Number of Securities Sold: 2,234,883
  Use of proceeds: General operations
  Date: May 31, 2024
  Offering exemption relied upon: 506(b)

- Name: Series Seed-1 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $989,485.97
  Number of Securities Sold: 722,313
  Use of proceeds: General operations
  Date: October 10, 2024
  Offering exemption relied upon: Regulation CF

- Name: Series Seed-1 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $244,750.03
  Number of Securities Sold: 141,010
  Use of proceeds: General operations
  Date: October 10, 2024
  Offering exemption relied upon: Regulation CF

- Type of security sold: Convertible Note
  Final amount sold: $1,200,000.00
  Use of proceeds: General Operations
  Date: August 01, 2024
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The Company believes it will not have a commercially marketable drug until at least 2029. Therefore, the Company will be dependent on third-party investment to continue operations, although the full or partial liquidation of pipeline assets may occur prior to commercialization of the assets. To date, through a combination of convertible notes and equity, the

Company has raised $12.2M.

After the conclusion of this Offering, should we hit our maximum funding target of $500,000, our projected runway is approximately 3 months running at reduced levels. This short runway is a result of the required spending to internally move forward with the AJA002 drug development but would not allow for significant capital expenditures, non-clinical studies, phase 1 trials or external lab analysis. The Company will be moving to raise additional capital regardless of whether the minimum or maximum funding targets are achieved.

Foreseeable major expenses based on projections:

As would be expected, the major expenses will be related to drug development. Drug development costs will include the costs for preclinical studies, phase 1 clinical trials, chemistry/manufacturing/controls (CMC) and certain capital expenditures. Over the next 5 months these combined costs are projected to average ≈$1 million per month.

Future operational challenges:

The pace of drug development operations is dependent on available funding to provide for adequate staffing, necessary lab instrumentation, clinical trials and studies and laboratory supplies and overhead. R&D challenges include the uncertainties inherent in botanical drug development, namely the characterization of the molecular composition of the drug substance. Unlike synthetic drugs which are typically a single molecule, a botanically derived drug substance is composed of a host of natural compounds of which identification and understanding is necessary.

Future challenges related to capital resources:

The future challenges related to capital resources is how robust the business and economic environments will be that support investment fundraising and the appetite of investors for botanical drug development which is newer to the investment arena.

Future milestones and events:

The next key milestones that are projected to be achieved in 2025 (with adequate funding) that will have significant financial impact are the launching of the pre-clinical studies and the phase 1 clinical trials for the AJA002 drug candidate. The pre-clinical studies are currently projected to cost approximately $900,000 during 2025. The phase 1 clinical trials are projected to cost $3.5M in total.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 23, 2025, the Company has capital resources available in the form of cash on hand and receivable totaling $968,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the advancement of the R&D and pre-clinical and clinical studies on the AJA002 and AJA003 new drug candidates as well as fund ongoing general operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds raised from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 95-100% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $50,000, we anticipate the funds will contribute marginally to the Company's ability to operate for one month at reduced levels. This is based on an average current projected monthly burn rate of $240,000/month for expenses related to maintaining current staffing and operating levels, minimal capital expenditures and engaging certain consultants to keep the projects warm.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal of approximately $1,000,000, we anticipate the Company will be able to operate for approximately 3 months while pressing forward at a minimized monthly burn rate to reach the milestone of moving drug candidate AJA002 to its Investigational New Drug filing with the FDA. This is based on a projected monthly burn rate of $240,000 which would not allow for capital expenditures, non-clinical studies, phase 1 trials or external lab analysis. The Company will be moving to raise additional capital regardless of whether the minimum or maximum funding targets are achieved.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company is planning a Series A Part 1 Reg D fundraise in Q2/Q3 2025 that may run concurrent with this Reg CF raise. Terms for the Series A Part 1 raise have not yet been determined.

The company has contemplated additional future sources of capital including a concurrent Regulation D offering of between $12M - $15 in total. The price per share will be $4.83, equaling a maximum of Series A Preferred shares for sale. The rights and privileges of these Series A Preferred shares shall be that of the other Series Seed and Series Seed-1 Preferred shares.

Indebtedness

- Creditor: Operating Lease
  Amount Owed: $397,367.00
  Interest Rate: 0.0%
  Maturity Date: October 31, 2027
  The Company has an operating lease for office space. The original lease had a term of 3 years ending October 31, 2024. On July 31, 2024, the Company signed an extension for an additional 3 years with an effective date of November 1, 2024. There are two 3-year renewal options that the Company has not determined reasonably certain to execute at the lease inception. The Company has operating lease costs of $132,609 and $129,381 respectively for the years ended December 31, 2024 and 2023. The amount owed is as of April 2025.

- Creditor: DeFloria LLC
  Amount Owed: $810,101.00
  Interest Rate: 8.0%
  Maturity Date: April 01, 2026
  On April 6, 2023, the Company entered into a promissory note agreement with DeFloria LLC for a total borrowing amount of $715,011. The note is payable in full including all interest accrued on April 1, 2026, and is presented under long-term liabilities on the consolidated balance sheets. The note bears an interest rate of 8.0% per annum. As of December 31, 2023, the outstanding principal balance was $715,011 with accrued interest of $80,985 and $23,628, respectively. The amount owed is as of March 31, 2025.

Related Party Transactions

- Name of Entity: DeFloria LLC
  Names of 20% owners: AJNA BioSciences owns 39.8%; Charlotte's Web, Inc. owns 39.8%; BT DE Investments, Inc. owns 19.9%.
  Relationship to Company: AJNA BioSciences owns 39.8% of DeFloria, Inc
  Nature / amount of interest in the transaction: In April 2023, the Company entered into an 8% interest bearing unsecured promissory note with DeFloria in the amount of $715,011 to be used by the Company for capital expenditures and working capital purposes. All principal and accrued interest is due on April 6, 2026.
  Material Terms: The Company entered into a Master Services Agreement with its joint venture company, DeFloria, Inc. in 2023, in which the Company provides certain research and development and administrative services to DeFloria for management and support in the development of a new drug, including R&D, clinical studies, obtaining FDA approval, and the day-to-day administrative operations. The payments are intended to reimburse the Company for actual costs incurred with no profit markup. In 2024, the Company received payments from DeFloria totaling $3,060,000 for reimbursement of MSA service expenditures incurred. On May 24, 2024, the Company invested $2,000,000 in DeFloria in the form of an unsecured convertible note. The Note is convertible into preferred shares of DeFloria upon a Qualified Financing (as defined in the Note), carries an interest rate of the Bank of England prime rate plus 8%, and matures on or after May 31, 2026 upon notice of a majority of the noteholders.

Valuation

Pre-Money Valuation: $125,033,128.08

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

The pre-money valuation does not take into account any shares that may be issued pursuant to the Company's concurrent offering via Regulation D. Please see the Liquidity and Dilution section for additional information.

Use of Proceeds

If we raise the Target Offering Amount of $49,995.33 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- StartEngine Service Fees
  40.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.
- Working Capital
  52.5%
  We will use 52.5% of the funds for working capital to cover current staffing and overhead expenses to facilitate the R&D efforts including building rent, IT equipment and general operations of the Company.

If we raise the over allotment amount of $999,998.37, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- StartEngine Service Fees
  2.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.
- Research & Development
  53.0%
  We will use 53% of the funds raised for new product development, principally the AJA002 project including lab staff compensation, supplies and associated project consulting.
- Working Capital
  30.5%
  We will use 30.5% of the funds for working capital to cover current G&A staffing and overhead expenses to facilitate the R&D efforts including building rent, IT equipment and general day-to-day operations of the Company.
- StartEngine Reg CF Campaign Marketing
  7.0%
  We will use 7% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.ajnabiosciences.com/ (https://www.ajnabiosciences.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/ajnabiosciences

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR AJNA BioSciences PBC

[See attached]

AJNA BioSciences PBC

(a Delaware Public Benefit Corporation)

Audited Consolidated Financial Statements

As of the year ended December 31, 2024 and 2023

Audited by

Alice CPA

Alice.CPA LLC
A New Jersey CPA Company

Consolidated Financial Statements

AJNA BioSciences PBC

Table of Contents

Independent Auditor's Report

March 15, 2025
To: Board of Directors of AJNA BioSciences PBC
Re: 2024-2023 Financial Statement Audit – AJNA BioSciences PBC

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of AJNA BioSciences PBC, which comprise the consolidated balance sheets as of December 31, 2024 and December 31, 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of AJNA BioSciences PBC as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of AJNA BioSciences PBC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about AJNA BioSciences PBC's ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of AJNA BioSciences PBC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about AJNA BioSciences PBC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
March 15, 2025

AJNA BioSciences PBC
CONSOLIDATED BALANCE SHEETS
As of December 31, 2024 and 2023
(Audited)

	2024	2023
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,927,679	$ 984,298
Prepaid expenses	53,456	75,076
Other current assets	51,718	48,257
Total Current Assets	2,032,853	1,107,631
Property and Equipment		
Equipment	1,550,587	1,150,229
Leasehold improvements	793,180	776,311
Accumulated depreciation	(1,278,972)	(819,010)
Net Property and Equipment	1,064,795	1,107,530
Other Assets		
Investment in a related party	13,159,208	11,000,000
Operating right-of-use asset, net	354,423	75,099
Other assets	16,171	16,184
Total Other Assets	13,529,802	11,091,283
Total Assets	$ 16,627,450	$ 13,306,444

The accompanying notes are an integral part of these consolidated financial statements.

AJNA BioSciences PBC
CONSOLIDATED BALANCE SHEETS (CONTINUED)
As of December 31, 2024 and 2023
(Audited)

	2024	2023
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 173,012	$ 73,728
Accrued expenses	132,437	112,065
Accrued interest	83,639	1,037,098
Income tax payable	-	8,851
Deferred revenue	-	207,479
Current portion of operating lease liability	123,637	110,432
Current portion of convertible notes payable	-	8,070,000
Total Current Liabilities	512,725	9,619,653
Long-Term Liabilities		
Operating lease liability, net of current portion	274,454	-
Related party note payable	715,011	715,011
Deferred tax liabilities	963,548	-
Total Long-Term Liabilities	1,953,013	715,011
Total Liabilities	2,465,738	10,334,664
Stockholders' Equity		
Class B common stock $0.0001 par value	835	835
Class A common stock $0.0001 par value	309	309
Series Seed-1 preferred stock $0.0001 par value	1,129	-
Series Seed preferred stock $0.0001 par value	14	-
Additional paid-in capital	14,204,979	589,011
Treasury Class A stock, at cost	(8,391)	(8,391)
Accumulated other comprehensive income	(10,567)	57,028
Accumulated deficit	(26,596)	2,332,988
Total Stockholders' Equity	14,161,712	2,971,780
Total Liabilities and Stockholders' Equity	$ 16,627,450	$ 13,306,444

The accompanying notes are an integral part of these consolidated financial statements.

AJNA BioSciences PBC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31, 2024 and 2023
(Audited)

	2024	2023
Revenues		
Income from a related party	$ 3,267,479	$ 4,558,657
Cost of Income from a Related Party	(3,267,479)	(4,558,657)
Gross Profit	-	-
Operating Expenses		
General and administrative	683,599	201,389
Professional fees	255,559	201,944
Research and development	720,008	587,838
Depreciation and amortization	459,961	454,933
Total Operating Expenses	2,119,127	1,446,104
Other Income (Expense)		
Gain on joint venture contribution	-	11,000,000
Other income	1,002,734	312,412
Interest expense	(300,479)	(511,835)
Total Other Income (Expense)	702,255	10,800,577
Net Income (Loss) before Income Taxes	(1,416,872)	9,354,473
Provision for income taxes	942,712	38,851
Net Income (Loss)	(2,359,584)	9,315,622
Other Comprehensive Income		
Change in foreign currency translation adjustments	(10,567)	57,028
Total Comprehensive Income (Loss)	$ (2,370,151)	$ 9,372,650

The accompanying notes are an integral part of these consolidated financial statements.

AJNA BioSciences PBC
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2024 and 2023
(Audited)

	Series Seed-1 Preferred Stock	Series Seed Preferred Stock	Class B Common Stock	Class A Common Stock	Additional	Treasury	Accumulated Other Comprehensive	Accumulated	Total Stockholders'
	Value	Value	Value	Value	Paid-in Capital	Stock	Income	Deficit	Equity (Deficit)
Balance as of December 31, 2022	$ -	$ -	$ 835	$ 317	$ 367,252	$ (7,597)	$ -	$ (6,982,634)	$ (6,621,827)
Stock repurchases	-	-	-	(8)	-	(794)	-	-	(802)
Vesting of warrants	-	-	-	-	91,901	-	-	-	91,901
Vesting of options	-	-	-	-	129,858	-	-	-	129,858
Net income	-	-	-	-	-	-	-	9,315,622	9,315,622
Other comprehensive income	-	-	-	-	-	-	57,028	-	57,028
Balance as of December 31, 2023	-	-	835	309	589,011	(8,391)	57,028	2,332,988	2,971,780
Issuance of preferred stocks	1,129	14	-	-	13,494,129	-	-	-	13,495,272
Vesting of options	-	-	-	-	121,839	-	-	-	121,839
Net loss	-	-	-	-	-	-	-	(2,359,584)	(2,359,584)
Other comprehensive income	-	-	-	-	-	-	(67,595)	-	(67,595)
Balance as of December 31, 2024	$ 1,129	$ 14	$ 835	$ 309	$ 14,204,979	$ (8,391)	$ (10,567)	$ (26,596)	$ 14,161,712

The accompanying notes are an integral part of these consolidated financial statements.

AJNA BioSciences PBC
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Audited)

	2024	2023
Cash Flows from Operating Activities		
Net income (loss)	$ (2,359,584)	$ 9,315,622
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	459,961	454,933
Gain on joint venture contribution	-	(11,000,000)
Operating right-of-use asset and lease liability	8,335	9,458
Accrued interest	(953,459)	471,338
Deferred tax liabilities	963,548	-
Currency translation adjustment change	(67,595)	57,028
Stock based compensation	121,839	221,759
Changes in operating assets and liabilities:		
Reimbursement receivable	-	415,364
Prepaid expenses	21,620	(26,395)
Other current assets	(3,461)	(23,368)
Other noncurrent assets	13	52
Accounts payable	99,284	(82,879)
Accrued expenses	20,372	88,231
Income taxes payable	(8,851)	8,851
Deferred revenue	(207,479)	207,479
Net cash provided by (used in) operating activities	(1,905,457)	117,473
Cash Flows from Investing Activities		
Purchase of property and equipment	(417,242)	(69,512)
Investment in convertible note payable	(2,159,192)	-
Net cash used in investing activities	(2,576,434)	(69,512)
Cash Flows from Financing Activities		
Net receipts/(repayments) on notes payable	-	405,011
Conversion of convertible notes payable	(8,070,000)	-
Issuance of preferred stock	13,495,272	-
Purchase of treasury stock	-	(802)
Net cash provided by financing activities	5,425,272	404,209
Net change in cash and cash equivalents	943,381	452,170
Cash and cash equivalents at beginning of year	984,298	532,128
Cash and cash equivalents at end of year	$ 1,927,679	$ 984,298
Supplemental information		
Interest paid	$ -	$ 39,897
Income taxes paid	$ -	$ 30 ,000

The accompanying notes are an integral part of these consolidated financial statements.

AJNA BioSciences PBC
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Audited)

Note 1 – Organization and Nature of Business

AJNA BioSciences PBC, a Delaware Public Benefit Corporation ("AJNA" or the "Company"), was formed on April 21, 2021, as a botanical drug development company. The specific public benefit to be promoted by AJNA shall include creating botanical and pharmaceutical products that combine modern science with the wisdom of nature, empowering individuals with greater diversity of options, in order to enhance quality of life. The Company is currently engaged in the development of a psilocybin-based drug to be targeted at a depression condition and a CBD-based drug for a related party (see Joint Venture Investment below). The Company currently has no U.S. Food and Drug Administration (the "FDA") approved products for commercial sale and is considered in a pre-revenue stage.

The Company has been granted licenses from the Federal Drug Enforcement Agency (the "DEA") to conduct analytical and manufacturing activities on schedule 1 substances, namely psilocybin. The Company conducts its research and development activities in its state-of-the-art, DEA compliant secure laboratory in Denver, Colorado.

On April 28, 2021, the Company formed its wholly owned Jamaican subsidiary company, AJNA Jamaica Limited ("AJNA Jamaica"), which was created to conduct research and development until it was officially dissolved on January 20, 2023. No operational activities occurred in 2023.

On May 10, 2023, the Company formed its wholly owned Australian subsidiary company, AJNA Australia Pty Ltd. ("AJNA Australia") with a capital contribution of $70. AJNA Australia was created to sponsor clinical trials in Australia. On December 31, 2024, the Company transferred its 100% ownership in AJNA Australia to DeFloria, Inc, a related party joint venture company, as a capital contribution. 2024 income statement accounts of AJNA Australia are included in accompanying consolidated financial statements. All intercompany transactions have been eliminated.

Joint Venture Investment

On April 6, 2023, the Company invested in a joint venture company, DeFloria LLC ("DeFloria"), with Charlotte's Web, Inc. ("CW") and BT DE Investments, Inc. ("BDI"), a subsidiary of British American Tobacco PLC. DeFloria was established to pursue FDA approval for a botanical drug to target a neurological condition. The Company contributed to DeFloria a pre-Investigational New Drug (pre-IND) package consisting of prior research and development work and communications with the FDA. Concurrent with the formation of the DeFloria joint venture, the Company entered into a Master Services Agreement ("MSA") with DeFloria (see Note 8). On December 31, 2024, DeFloria converted from a limited liability company to a C-corporation. After the C-corporation conversion, AJNA's ownership and voting percentages remained unchanged with AJNA holding 3,980,000 common shares with a 39.8% voting interest.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of AJNA BioSciences PBC and its wholly-owned subsidiary, AJNA Australia Pty Ltd., for the years presented. All intercompany transactions have been eliminated. Certain amounts in the 2023 consolidated financial statements have been reclassified to conform with the current year presentation. The reclassifications had no effect on net loss or stockholders' equity.

AJNA BioSciences PBC
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Audited)

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2024 and 2023, the Company had money market account balances of $1,850,065 and $721,747, respectively, which are classified as cash equivalents.

The Company has cash deposited with financial institutions which at times may exceed the federal insurance limits of $250,000. The Company has not experienced any losses in connection with the amounts in excess of federally insured limits.

Prepaid Expenses

The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness. Such assets are expected to be recognized in the next twelve months and thus included in current assets on the consolidated balance sheets. The Company's prepaid assets include prepaid software, subscriptions, and insurance.

Other Current Assets

Other current assets consist of tax refunds and credits expected to be received from government agencies within the next twelve months.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for additions and major improvements that significantly extend the useful lives of the assets are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation and amortization are computed using the straight-line method over the estimated economic useful lives of the assets, generally three to seven years.

Investment in a Related Party

The Company has a variable interest in the investment in DeFloria; however, the Company is not the primary beneficiary of DeFloria as it lacks the power to direct DeFloria's key activities. The Company concluded that the investment in DeFloria should not be consolidated. In accordance with ASC 825-10, equity method investments are eligible for the fair value option as they represent recognized financial assets. As the Company is not required to consolidate the investment and does not meet any of the other scope exceptions, the Company has the ability to adopt the fair value option for the investment at inception. The investment is remeasured at fair value at each reporting date, with changes recognized in consolidated statements of comprehensive income (loss), as changes in fair value of financial instruments for the year (see Note 3).

Impairment of Long-Lived Assets

Management periodically reviews long-lived assets, consisting primarily of property and equipment with finite lives, for impairment. In analyzing potential impairment, management uses projections of future undiscounted cash flows from the assets. These projections are based on management's view of growth rates for the related business, anticipated future economic conditions. If the undiscounted cash flows indicate impairment, management would estimate fair value. Estimate fair values would consider appropriate discounts of the cash flows for risk or other estimates of fair value. Management believes that these estimates are consistent with assumptions that marketplace participants would use in their estimates of fair value. There was no impairment of long-lived assets with definite lives in 2024 and 2023.

Leases

The Company determines if an arrangement contains a lease at inception based on whether there is an identified asset and whether the Company controls the use of the identified asset throughout the period of use. Arrangements containing leases are classified as either finance or operating. The Company does not have any finance leases. For operating leases, right-of-use ("ROU") assets are recognized at the lease commencement date and represent the Company's right to use an underlying asset for the lease term. Lease liabilities are recognized at the lease commencement date based on the present value of future lease payments over the remaining lease term.

Present value of lease payments are discounted based on the Company's incremental borrowing rate, as the Company's operating leases generally do not provide an implicit rate. The estimated incremental borrowing rate is based on the information available at the lease commencement date for collateralized borrowings with a similar term, an amount equal to the lease payments and in a similar economic environment where the leased asset is located. The collateralized borrowings were based on the Company's credit rating corroborated with market credit metrics like debt level and interest coverage.

Options to renew or terminate the lease are recognized as part of the Company's ROU assets and lease liabilities when it is reasonably certain the options will be exercised. ROU assets are also assessed for impairments consistent with the Company's long-lived asset policy.

Operating lease expense for fixed lease payments is recognized on a straight-line basis over the lease term. Variable lease payments for real estate taxes, insurance, maintenance, and utilities, which are generally based on the Company's pro rata share of the total property, are not included in the measurement of the ROU assets or lease liabilities and are expensed as incurred.

Operating leases are presented separately as operating lease right-of-use assets, net and operating lease liabilities, current and non-current, in the accompanying consolidated balance sheets. Leases with an initial term of 12 months or less, that do not include an option to purchase the underlying asset that are reasonably certain to exercise, are not recorded on the consolidated balance sheets.

Security Deposits

The Company has paid security deposits in total of $15,869 as of December 31, 2024 and 2023, for office space leased and utilities. These deposits are refundable to the Company upon the expiration of the lease. These security deposits are included in other noncurrent assets.

Compensated Absences

The Company's policy is to recognize costs for sick time and personal time off when paid. As such no accrual has been made in the accompanying consolidated financial statements.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers* (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the company expects to receive in exchange for those goods or services.

The Company applies the following five-step model in order to determine this amount:

i. Identification of the promised goods in the contract;
ii. Determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract;
iii. Measurement of the transaction price, including the constraint of variable consideration;
iv. Allocation of the transaction price of the performance obligations; and
v. Recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable the entity will collect the consideration it is entitled to in exchange for the goods and services it transfers to the customer. Once a contract is determined to be within the scope of Topic 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied.

The Company is pre-revenue with respect to trade customers (see Note 8 for income from related party information).

Deferred revenues are related party payments received in advance of performance obligations being met. Deferred revenues are expected to be earned within the next 12 months and therefore recorded as a current liability on the accompanying consolidated balance sheets.

Advertising

The Company expenses advertising costs as incurred. Total advertising costs equaled $16,615 and $15,560 in December 31, 2024 and December 31, 2023 respectively.

Stock Based Compensation

The Company accounts for compensation expense for share-based option awards to employees, non-employee directors, and other non-employees based on the estimated grant date fair value of the options on a straight-line basis over the requisite service period, which is the vesting period for stock options. The fair value of stock options are estimated using the Black-Scholes option pricing model, which requires assumptions and judgments regarding stock price, volatility, risk-free interest rates, dividend yields, and expected option terms. The Company engaged a third-party valuation specialist to estimate the grant-date fair value of its stock options. Share-based compensation is recognized net of actual forfeitures when they occur. All share-based compensation costs are recorded in the consolidated statements of comprehensive income (loss) in general and administrative operating expenses.

Income Taxes

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized. At December 31, 2023, the Company recorded a valuation allowance equal to the balance of the deferred tax assets.

The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred, and the amount can be reasonably estimated. The Company has no liabilities for uncertain tax positions at December 31, 2024 and 2023. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Note 3 – Fair Value Measurement

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The guidance describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value.

> Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.
>
> Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities; unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.
>
> Level 3—Unobservable inputs that are supported by little or no market data for the related assets or liabilities.

The categorization of a financial instrument within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company's financial instruments include other receivables, accounts payable and other current assets and liabilities, unsecured convertible note payable, and investment in a related party.

At December 31, 2024 and 2023, the carrying amounts of other receivables, accounts payable and other current assets and liabilities approximated fair values because of their short-term nature.

The following table sets forth the Company's financial instruments that were measured at fair value on a recurring basis at December 31, 2024, by level within the fair value hierarchy:

AJNA BioSciences PBC
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Audited)

	December 31, 2024			
	Level 1	Level 2	Level 3	Total
Investment in Related Party				
Related Party Unsecured Convertible Note + Accrued Interest	$ -	$ -	$ 2,159,208	$ 2,159,208
Joint venture contribution	$ -	$ -	$ 11,000,000	$ 11,000,000
Total	$ -	$ -	$ 13,159,208	$ 13,159,208

	December 31, 2023			
	Level 1	Level 2	Level 3	Total
Investment in Related Party				
Joint venture contribution	$ -	$ -	$11,000,000	$11,000,000
Total	$ -	$ -	$11,000,000	$11,000,000

There were no transfers between levels of the hierarchy during the years ended December 31, 2024 and December 31, 2023.

Investment in a Related Party

As the Company is not required to consolidate the investment and does not meet any of the other scope exceptions, the Company had the ability to adopt the fair value option for the investment at inception. Upon formation of the entity, the Company elected the fair value option because it allowed the investment to be valued based on current market conditions. As such, the investment has been remeasured at fair value at each reporting date, with changes recognized in consolidated statements of comprehensive income (loss) as changes in fair value of financial instruments for the year.

The Company's contribution to DeFloria was a pre-IND package that was independently determined to have a fair value of $11,000,000. For the year ended December 31, 2024, there was no impairment in fair value noted related to the investment in DeFloria. As of December 31, 2024, the DeFloria investment represents an investment of $11,000,000 within the consolidated balance sheets.

On May 24, 2024, immediately following the issuance of preferred stock (see Note 7), the Company invested $2,000,000 in DeFloria in the form of an unsecured convertible note (the "Note"). The Note is convertible into preferred shares of DeFloria upon a Qualified Financing (as defined in the Note), carries an interest rate of the Bank of England prime rate plus 8%, and matures on or after May 31, 2026 upon notice of a majority of the noteholders.

The use of assumptions for fair value determination includes a high degree of subjectivity and judgment using unobservable inputs (level 3 on the fair value hierarchy), which results in estimation uncertainty. To determine the value of the investment, the Company elected to perform the optional qualitative assessment to determine if it is more likely than not that the fair value of the asset is less than its carrying amount. The Company believes that, taken as a whole, based on a review of the qualitative assessment factors it is not more likely than not that the investment in related party assets fair value is less than the carrying value at December 31, 2024 and 2023.

Note 4 – Related Party Transactions

On April 6, 2023, the Company:

- Jointly formed an entity, DeFloria, with CW and BDI (see Note 3).

- Entered into an 8% interest bearing unsecured promissory note with DeFloria in the amount of $715,000 to be used by the Company for capital expenditures and working capital purposes (see Note 5).

- DeFloria entered into a Master Services Agreement in which the Company will be reimbursed for the provision of research and development and general and administrative services to DeFloria (see Note 8).

On May 2024, 2024, the Company invested $2,000,000 in DeFloria in the form of an unsecured convertible note (see Note 3).

Co-founders of the Company hold convertible notes payable totaling $3,000,000 plus accrued interest of $405,370 as of December 31, 2023. On May 24, 2024, these notes, plus accrued interest, were converted to equity (see Note 7 for regarding conversion of these convertible notes).

Note 5 – Related Party Note Payable

On April 6, 2023, the Company entered into a promissory note agreement with DeFloria LLC for a total borrowing amount of $715,011. The note is payable in full including all interest accrued on April 1, 2026, and is presented under long-term liabilities on the consolidated balance sheets. The note bears an interest rate of 8.0% per annum. As of December 31, 2023, the outstanding principal balance was $715,011 with accrued interest of $80,985 and $23,628, respectively.

Note 6 – Convertible Notes Payable

2021 Convertible Notes

In September and October 2021, the Company issued unsecured convertible notes totaling $6,870,000 (the "2021 Notes"), of which, $3,000,000 was in lieu of repayment of certain related party notes payable. The accrued interest on the related party notes totaling $32,934 was not converted but was paid in full in June 2023. The remaining $3,870,000 of the 2021 Notes issued were new investment funds received.

The 2021 Notes accrue interest on the outstanding principal balance at a rate of 6% per annum. The convertible notes are convertible into Class A common stock of the Company. If the 2021 Notes are not earlier converted, the principal and all accrued and unpaid interest will be due and payable at the request of the noteholders of a majority of the outstanding principal amount (the "Majority Holders") on or after August 1, 2024 (the "Maturity Date"). The 2021 Notes will rank pari-passu in right of payment with respect to each other, and all payment to each of the noteholders will be made pro rata among those noteholders to whom amounts are then payable based upon the aggregate outstanding principal amount of such notes immediately before any such payment. The 2021 Notes are unsecured obligations of the Company and are subordinated in priority to pre-existing indebtedness and other obligations as of the date of the 2021 Notes and to future third party credit agreements.
It is the intent of the Company that the principal and unpaid accrued interest on each note will convert into shares of Class A common stock at a conversion price that represents a 20% discount to the issue price of such shares of Class A common stock issued upon completion of a Liquidity

Event or Qualified Financing (as defined in the Convertible Note Agreement) before the Maturity Date.

As of December 31, 2023 and 2022, the outstanding principal balance on 2021 Notes was $6,870,000 with accrued interest of $927,455 and $515,255, respectively. The 2021 Notes were subsequently converted to preferred shares of the Company in May 2024 (see Note 7).

2022 Convertible Notes

In October 2022, the Company issued unsecured convertible notes totaling $1,200,000 (the 2022 Notes). The 2022 Notes accrue interest on the outstanding principal balance thereof at a rate of 6% per annum. All unpaid interest and principal shall be due and payable upon request of a majority of the 2022 Note holders on or after August 1, 2024 (the "Maturity Date").

It is the intent of the Company that the principal and unpaid accrued interest on each note will convert into shares of Class A common stock at a conversion price that represents a 10% discount to the issue price of such shares of Class A common stock issued upon completion of a Liquidity Event or Qualified Financing (as defined in the Convertible Note Agreement) before the Maturity Date.

As of December 31, 2023, the outstanding principal balance on the 2022 Notes was $1,200,000 with accrued interest of $85,463. The 2022 Notes were subsequently converted to preferred shares of the Company in May 2024 (see Note 7).

Note 7 – Stockholders' Equity

Authorized Shares

On June 27, 2024, the Company's Board of Directors and a majority of shareholders approved increasing the total number of all classes of stock that the company has the authority to issue to be 41,184,153. This resulted in an increase in the number of authorized shares of Class A common stock to 19,027,774; increased the number of authorized shares of preferred stock to 13,806,379 and designated 12,077,074 as Series Seed preferred stock; and 1,729,305 shares as Series Seed-1 preferred stock.

The Company's authorized, issued and outstanding shares by class are as follows:

December 31, 2024

Share class:	Authorized	Issued	Outstanding
Class A common stock	19,027,774	3,087,843	3,087,843
Class B common stock	8,350,000	8,350,000	8,350,000
Series Seed preferred stock	12,077,074	11,288,770	11,288,770
Series Seed-1 preferred stock	1,729,305	141,010	141,010
Total	41,184,153	22,867,623	22,867,623

December 31, 2023

Share class:	Authorized	Issued	Outstanding
Class A common stock	6,500,000	3,087,843	3,087,843

Class B common stock	8,500,000	8,350,000	8,350,000
Total	15,000,000	11,437,843	11,437,843

Voting

The holders of Class A common stock are entitled to one vote for each share of common stock held and the holders of the Class B common stock are entitled to five votes for each share of common stock held for the election of directors and on all matters submitted to a vote of stockholders and at all meetings of stockholders. Holders of Series Seed and Series Seed-1 preferred stock are entitled to votes equal to the number of whole shares of Class A common stock into which the shares of preferred stock are convertible. At December 31, 2024 and 2023, the preferred stock voted at 1:1 for common stock. Voting includes the election of directors, and all matters submitted to a vote of stockholders and at all meetings of stockholders.

Treasury Stock

During 2023, 80,214 shares of Class A common stock were repurchased for $802. There were no repurchases made in 2024.

Series Seed Capital Raise

On April 30, 2024, the Company completed the initial phase of its Series Seed preferred stock capital raise. The Company received commitments from twenty-two investors to purchase 1,155,087 shares of preferred stock for $1,500,000. The Company closed on this Series Seed preferred stock purchase on May 24, 2024.

On April 26, 2024, the Company issued a convertible promissory note with an investor for a principal amount of $500,000. The note bears an interest rate of 8.0% per annum and matures on April 26, 2025. Upon maturity the noteholder may elect to be paid the outstanding principal and accrued interest in cash or convert the outstanding principal and accrued interest to shares of the Company's series seed preferred stock at a conversion price of $1.3697. On December 31, 2024, the investor agreed to convert the note outstanding principal and accrued interest of $40,000 through the maturity date in exchange for 433,671 series seed preferred stock shares.

On May 15, 2024, concurrent with the aforementioned series seed fundraising, the Company received elections from 100% of the 2021 Note and 2022 Note holders (collectively the "Noteholders") to convert the then outstanding principal plus accrued interest total amount of $9,275,271. To incentivize the Noteholders to elect to convert their notes early, the Company offered to convert the notes to series seed preferred shares in lieu of Class A common shares at the same discount terms as stated in the notes. The discounts were applied to the $1.3697 purchase price effective for the series seed preferred shares purchased above on April 30, 2024. The total Series Seed preferred shares issued in the notes conversion was 8,331,574. The Company closed on the note conversions on May 28, 2024.

On June 20, 2024, the Company filed with the U.S. Securities and Exchange Commission (the "SEC") to conduct a community funding campaign under Regulation CF. All the community funding investment was aggregated into two SPV's, one for investors purchasing Series Seed preferred stock totaling 722,313 shares and one for investors purchasing Series Seed-1 preferred stock totaling 141,010 shares. The Company raised $1,160,182 (net of 6% crowdfunding portal fees) to use for further investment in its botanical drug development work, capital expenditures and general corporate purposes.

Stock-Based Compensation

Equity Incentive Plan

The Company has an equity incentive plan (the "Plan) which provides for the issuance of shares of Class A common stock for the purpose of offering incentive stock options and restricted stock awards. Effective May 24, 2024, the Company increased the authorized shares for the Plan from 1,400,000 to 2,000,000 by adding an additional 600,000 shares. Options become exercisable over various vesting periods depending on the nature of the grant, not to exceed three (3) years from the date of grant. The options expire at the earlier of five (5) or ten (10) years from the date the option was granted or the optionee's termination. Forfeitures of stock options are recognized when occurred. New shares are issued upon option exercises. Forfeitures totaling 5,000 shares occurred in 2024 and there were no forfeitures in 2023. There were no option exercises in 2024 or 2023.

The following is an analysis of options issued and outstanding to purchase shares of the Company's Class A common stock as of December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Total issued and outstanding:				
Balance at beginning of period	619,500	$ 0.35	569,500	$ -
Granted	-	$ 0.35	50,000	$ 0.35
Exercised	-	$ -	-	$ -
Forfeited	(5,000)	$ 0.35	-	$ -
Outstanding at end of period	614,500	$ 0.35	619,500	$ 0.35

	December 31, 2024		December 31, 2023	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Nonvested options:				
Balance at beginning of period	181,944	$ 0.35	220,000	$ 0.35
Granted	-	$ 0.35	50,000	$ -
Vested	(81,944)	$ 0.35	(88,056)	$ 0.35
Forfeited	-	$ -	-	$ -
Outstanding at end of period	100,000	$ 0.35	181,944	$ 0.35

The total calculated value of stock options granted as of December 31, 2024 and 2023 was $216,825 and $216,825, respectively. Stock based compensation recognized for the stock options for the years ended December 31, 2024 and 2023 was $26,930 and $30,822, respectively.

Stock option compensation expense is recognized ratably over the period as the stock options vest. The aggregate fair value amount of unvested stock option compensation as of December 31, 2024 and 2023 was $35,000 and $63,681, respectively.

In November 2022, the Company issued restricted stock awards totaling 731,500 shares of Class A common stock under the Plan. The shares vest ratably over a 36-month period. The total calculated value of the restricted stock awards under the Plan as of December 31, 2024 and 2023 was $256,025. Stock based compensation recognized for the restricted stock award under the Plan for the years ended December 31, 2024 and 2023 was $94,909 and $99,036, respectively. The fair value of unvested restricted stock compensation under the Plan was $74,674 and $169,583 as of December 31, 2024 and 2023, respectively.

AJNA BioSciences PBC
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Audited)

Note 8 – Income from Related Party

On April 6, 2023, simultaneous with the formation of the DeFloria joint venture and the Company's equity contribution to DeFloria, the Company entered into a Master Services Agreement with DeFloria (the "MSA"), in which the Company provides certain services to support DeFloria in connection with (i) identification and development of a new drug, (ii) the management of one or more new drug research and development and clinical studies, (iii) the day-to-day administrative operation of DeFloria and (iv) obtaining FDA approval of one or more new drugs (the "MSA Services"), in each case to the extent funding is contemplated under an approved budget.

The MSA and approved budget provided for payments to the Company for the MSA Services which are included in revenues as income from a related party on the consolidated statements of comprehensive income (loss). The payments are intended to reimburse the Company for actual costs incurred with no profit markup. In 2024 and 2023, the Company received payments totaling $3,060,000 and $5,181,500 for reimbursement of MSA service expenditures incurred of $3,267,480 and $4,558,657 and deferred revenue of $-0- and $207,479, respectively.

Note 9 - Tax Incentive Rebates / Other Income

AJNA Australia receives research and development tax incentive rebates from the Australian government for certain research and development expenses incurred. In 2024 and 2023, the amount of rebate received was $898,337 and $301,618, respectively, which is included in other income on the consolidated statements of comprehensive income (loss).

Note 10 – Leases

The Company has an operating lease for office space. The original lease had a term of 3 years ending October 31, 2024. On July 31, 2024, the Company signed an extension for an additional 3 years with an effective date of November 1, 2024. There are two 3-year renewal options that the Company has not determined reasonably certain to execute at the lease inception. The Company has operating lease costs of $132,609 and $129,381 respectively for the years ended December 31, 2024 and 2023.

Future payment obligations with respect to the Company's operating lease existing at December 31, 2024, by year and in the aggregate, are as follows:

For the year ending December 31,	
2025	$ 123,637
2026	141,733
2027 and thereafter	132,721
Total future lease payments	398,091
Less: imputed interest	(49,213)
Present value of lease liability	$ 348,878

The Company's lease term has 34 months remaining at December 31, 2024. The discount rate used is 6.0%.

AJNA BioSciences PBC
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Audited)

Note 11 – Income Taxes

The Company recognizes deferred tax assets and liabilities for the tax effects of differences between the financial statements and tax basis of assets and liabilities. A valuation allowance is established to reduce the deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

The components of income tax provision related to continuing operations are as follows at December 31:

	2024		2023	
Current tax expense (benefit)				
Federal	$	(15,786)	$	21,051
State		(5,050)		17,800
Total Current		(20,836)		38,851
Deferred tax expense (benefit)				
Federal	$	813,052	$	-
State		150,496		-
Total Deferred		963,548		-
Total income tax expense	$	942,712	$	38,851

The components of net deferred tax assets and liabilities that have been presented in the Company's consolidated financial statements are as follows at December 31, 2024 and 2023:

	2024		2023	
Deferred tax assets				
Temporary book to tax differences	$	729,528	$	667,967
Federal R&D credits		111,927		11,955
Net operating loss		974,105		887,122
Total deferred income tax assets	$	1,815,560	$	1,567,044
Deferred tax liabilities				
Total deferred income tax liabilities	$	(2,779,108)	$	-
Less: valuation allowance		-		(1,567,044)
Net deferred income tax liabilities	$	(2,779,108)	$	(1,567,044)

The Company records a valuation allowance to reduce deferred tax assets, based on the weight of the available evidence, if it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining the need for a valuation allowance, an assessment of all available evidence both positive and negative was required.

The Company has Federal net operating loss carryforwards at December 31, 2024 and 2023 of $3,969,177 and $3,624,012, respectively. The Federal net operating loss carryforwards have an indefinite life.

The Company has Federal research and development carryforwards as of December 31, 2024 and 2023 of $111,927 and $11,955, respectively. If the credit carryforwards are not utilized, they will begin to expire in 2042.

In accordance with the provisions of ASC 740: Income Taxes, the Company records a liability for uncertain tax positions when it is probable that a loss has been incurred, and the amount can be

reasonably estimated. At December 31, 2024 and 2023, the Company has no liabilities for uncertain tax positions. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Note 12 – Commitments and Contingencies

Commercial Matters

From time to time, the Company may become subject to threatened and/or asserted claims arising in the ordinary course of business. Management is not aware of any matters, either individually or in the aggregate, that are reasonably likely to have a material adverse effect on the Company's financial condition, results of operations or liquidity.

Note 13 – Subsequent Events

Date of Management's Review

The financial statements include management's evaluation and consideration of events and transactions that have occurred subsequent to the date of the financial statements through March 15, 2025, the date at which these financial statements were available to be issued. No material events have occurred since December 31, 2024, that require recognition or disclosure in the consolidated financial statements except as detailed below:

In February 2025, the Company engaged with StartEngine, an on-line community funding platform to conduct a Regulation CF fundraising campaign. The Company's goal is to raise funds for further investment in its botanical drug development work, capital expenditures and general corporate purposes.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine

Add to Watchlist

GET A PIECE OF AJNA BIOSCIENCES

Transforming the $678B pharma industry with plant medicine, leading with psilocybin and cannabinoid therapies

Ajna BioSciences is advancing a new category within the $678 billion U.S. pharmaceutical industry*, by developing botanical drugs for FDA approval. We harness the therapeutic potential of plant medicine to create treatments for Central Nervous System disorders. Led by an experienced team with a track record in biotech and drug development, we are in clinical trials for our first drug candidate targeting Autism and preparing our second candidate for trials focused on Anxiety.

Show less

Get Equity


AJNA
BIOSCIENCES

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$4.83 Per Share

MIN INVEST $497.49

VALUATION $125.03M

REASONS TO INVEST

- Innovative Pipeline: AJNA is developing botanical drugs targeting Autism, Anxiety, and PTSD with the goal of achieving FDA approval, in a $1.6 trillion global pharmaceutical market.
- Expert Leadership & Partnerships: Powered by leading scientists from NYU, Harvard, and Johns Hopkins, combined with industry pioneers and repeat founders.
- Regulatory & Market Traction: Our first drug candidate has FDA clearance for Phase 2 trials in pediatrics and adults.

*Source

TEAM



Joel Stanley • Chief Executive Officer

Leader in botanical drug innovation and CBD industry trailblazer. Scaled CBD category leader Charlotte's Web from 0 to IPO with $75M in annual revenue. Former Chairman at Charlotte's Web.

Read Less



Orrin Devinsky, MD • Chief Medical Advisor

Dr. Orrin Devinsky is a renowned neurologist and epilepsy specialist, serving as Director of the NYU Langone Comprehensive Epilepsy Center and Professor of Neurology, Neurosurgery, and Psychiatry at NYU Grossman School of Medicine. With decades of clinical and research experience, Dr. Devinsky has been a leading voice in advancing treatments for epilepsy and neurological disorders, including groundbreaking work on the use of cannabidiol (CBD) for seizure control. He has authored hundreds of scientific publications and is widely respected for his holistic approach to patient care and brain health.

Read Less



Robert Judge • VP of Finance

In CFO roles for 30+ years in manufacturing, distribution, family office, and privately held businesses. Senior manager at KPMG working with public and private companies.

Read Less



Scott Hansen, MBA • VP Operations + Quality

Development and QC Sandoz Pharmaceuticals, Director QC and R&D Charlotte's Web, VP QC and Regulatory Affairs Agricor/Botanacor

Read Less



Jesse Stanley • Board Member

Original co-founder of Charlottes Web and co-founder of AJNA BioSciences. Worked in alternative medicine for last 15 years.

Read Less

Show Less

THE PITCH


PIONEERING BOTANICAL PHARMACEUTICAL
$27M
RAISED TO DATE
4
DRUGS IN PIPELINE
1
PHASE 2 IND CLEARED DRUG

Founded in 2021, AJNA BioSciences is a pharmaceutical company with a unique platform to develop botanical drugs for FDA approval, targeting Central Nervous System disorders. Created by the founders of Charlotte's Web™ and led by an experienced team of biotech professionals, AJNA is advancing a pipeline of therapies, including cannabinoid and psilocybin-based pharmaceuticals, for Autism, Anxiety, and PTSD. The leadership and advisory teams have extensive pharmaceutical experience, combining renowned physicians, scientists, and researchers from Johns Hopkins, Harvard Medical, NYU, VA Hospital, and UPENN.

The company has raised over $27M to build its unique laboratory and advance its pipeline, including from institutional investors and the company's first successful community fundraising campaign in 2024. AJNA aims to bridge the gap between botanical medicine and FDA approved drugs.

THE ORIGIN


TODAY
THE VIEW
CNN
Men'sHealth
TIME
The New York Times
60
Forbes

AJNA BioSciences was founded by the same innovators that pioneered the CBD category with Charlotte's Web™, The World's Most Trusted Hemp Extract™. Our CEO founding team led Charlotte's Web from inception to over $75M in annual revenue, and took the company through an IPO in 2018. It is this experience that laid the foundation for our leadership's unique experience in standardizing botanicals and, more broadly, in market leadership.

THE PROBLEM & OUR SOLUTION


THE PROBLEM
PEOPLE WANT NATURAL PHARMACEUTICAL OPTIONS, BUT FEW EXIST.

Plant medicines have been trusted for millennia, offering therapeutic benefits deeply rooted in cultural and historical practices. Yet, modern pharmaceuticals are mostly synthetic and often have unintended side effects. Patients seeking natural therapies are left with largely unverified supplements that physicians cannot prescribe and that are not typically covered by insurance.

80% OF THE WORLD'S POPULATION RELIES ON TRADITIONAL MEDICINE, YET ONLY 4 FDA-APPROVED BOTANICAL DRUGS EXIST. DESPITE GROWING DEMAND FOR NATURAL, EFFECTIVE TREATMENTS, REGULATORY BARRIERS CONTINUE TO LIMIT ACCESS TO SAFE, PLANT-BASED MEDICINE.

Source, Source

Our Solution

Introducing an Innovative Approach to Botanical Medicine

Ajna BioSciences is bridging the gap between modern medicine and botanical therapeutics by developing evidence-based botanical drugs with pharmaceutical precision. By navigating the rigorous FDA approval process, we aim to bring the synergy of plant compounds back into the medical ecosystem- gaining physician advocacy and insurance coverage for botanical drugs.


CONSUMER DEMAND
AJNA'S OPPORTUNITY
PHYSICIAN ADVOCACY
NATURAL PRODUCTS:
• UNDER-REGULATED
• CAN'T LEGALLY BE PRESCRIBED
• INCONSISTENT QUALITY
PHARMACEUTICALS:
• UNDESIRABLE SIDE EFFECTS
• HIGHLY UNNATURAL
• CAN LEGALLY BE PRESCRIBED

"MEDICATIONS RESEARCH FOR PSYCHIATRIC DISORDERS HAS BEEN STAGNANT, PSYCHEDELICS REPRESENT A REALLY NOVEL MECHANISM OF ACTION FOR PSYCHIATRIC DRUG DEVELOPMENT, HAVING NEW CLASS OF DRUGS IS AN EXCITING AVENUE FOR RESEARCH."

DR. RYAN VANDREY

JOHNS HOPKINS UNIVERSITY

THE MARKET & OUR TRACTION

The U.S. pharmaceutical market is valued at approximately $678B, the vast majority of approved drugs being synthetically derived. AJNA is uniquely positioned to introduce some of the first natural, FDA-approved therapies into the market.


AJA001
DEFLORIA™
FULL-SPECTRUM CANNABINOID FORMULATION FOR AUTISM SPECTRUM DISORDER
ASD TREATMENT MARKET:
4 Billion (U.S.)
7 Billion (global)
AJA002
PSILOCYBIN
FULL-SPECTRUM TRYPTAMINE FORMULATION AS A NOVEL ANTIDEPRESSANT
ANTIDEPRESSANT MARKET:
7.9 Billion (U.S.)
19.9 Billion (global)

Source, Source

Our lead drug, AJA001, recently achieved a major milestone receiving FDA clearance for Phase 2 clinical trials in autism patients.

AJA002, a novel drug candidate for Generalized Anxiety Disorder, is in preparation for FDA review as it progresses toward Phase 1 clinical trials.


US PHARMACEUTICAL MARKET
$678B
2024
6%
CAGR
GLOBAL PSYCHEDELICS MARKET
$5.6B
2024
15%
CAGR
GLOBAL CANNABIS MARKET
$63.8B
2024
26%
CAGR

Source, Source


• OVER $27M RAISED TO DATE, INCLUDING $15M INVESTMENT FROM BRITISH AM TOB INTO AJA001.
• FDA CLEARANCE FOR PHASE 2 TRIALS OF AJA001.
• STATE-OF-THE-ART DEA SCHEDULE 1 DRUG DEVELOPMENT LAB

Diverse Commercialization Strategy

AJNA BioSciences employs a three-pronged strategy: IP licensing, co-development partnerships, and vertical integration. This approach is designed to help monetize proprietary botanical formulations, foster industry collaboration and enhance control over drug development and commercialization.


COMMERCIALIZATION AND EXIT STRATEGIES COMMON TO THE INDUSTRY
COMMERCIALIZATION OPTIONALITY
• VERTICAL INTEGRATION
• IP LICENSING
• EXIT OF DRUG ASSETS TO STRATEGIC PARTNERS
• ROYALTY FINANCING
POTENTIAL MONETIZATION
• IPO
• M&A - EXIT OF COMPANY OR DRUG ASSETS

The examples provided illustrate potential exit and commercialization events that may occur in the pharmaceutical industry for early- to mid-stage clinical development companies. However, there is no guarantee that the Company will achieve any specific outcome or that such events will occur. Investors should carefully review the risk factors outlined in our offering materials for a full discussion of the risks associated with this investment.

Pioneering a New Market in Botanical Medicine

AJNA is an early mover in botanical pharmaceuticals, pursuing FDA approval under regulatory guidance issued in 2016. Stringent regulatory requirements, including strict CMC protocols and DEA licensing, present barriers to entry for potential competitors and help to position AJNA as a category leader.

AJNA holds a DEA Schedule 1 bulk manufacturing registration, permitting research and development of botanical psychedelic compounds in compliance with federal regulations.


AJNA™
BIOSCIENCES
HARNESSING NATURE
TO REDEFINE MEDICINE

Advancing Research & Sustainable Innovation

Our 13,500 sq. ft. DEA Schedule 1-registered lab in Colorado enables cutting-edge botanical drug development. AJNA employs eco-friendly extraction methods and explores sustainable waste repurposing.



Expanding Therapeutic Application

Beyond Autism, Anxiety, and PTSD, AJNA's future drug candidates aim to address unmet needs in mental health and Central Nervous System disorders. AJNA's botanical therapies have the potential to enter and grow within the largely synthetic pharmaceutical industry.



Industry Momentum & M&A Trends

The pharmaceutical industry is increasingly investing in botanical and psychedelic medicine. Major deals include Jazz Pharmaceuticals' $7.2B acquisition of GW Pharmaceuticals, Pfizer's $6.7B acquisition of Arena Pharmaceuticals, and AbbVie's $2B partnership with Gilgamesh Pharmaceuticals.

The information provided in this section is for industry context only and does not imply that AJNA BioSciences will achieve similar results, enter into comparable transactions, or secure an acquisition or partnership. Investing in early-stage companies carries risks, and there is no guarantee of liquidity or future returns.

YEAR	DEAL SIZE	TARGET	ACQUIRER
2021	$7.2B	GW pharmaceuticals	Jazz Pharmaceuticals
2021	$6.7B	ARENA PHARMACEUTICALS	Pfizer
2024	$2B	GILGAMESH	abbvie

WHY INVEST

AJNA BioSciences is working to advance botanical drug development in this emerging field, creating transformative therapies that could revolutionize medicine and improve millions of lives worldwide. Join us in advancing botanical medicine and building a greener future for healthcare.


INVEST IN THE
PLANT MEDICINE
REVOLUTION
AJNA™
BIOSCIENCES

ABOUT

HEADQUARTERS
8022 Southpark Circle, Suite 500
Littleton, CO 80120

WEBSITE
View Site

Ajna BioSciences is advancing a new category within the $678 billion U.S. pharmaceutical industry*, by developing botanical drugs for FDA approval. We harness the therapeutic potential of plant medicine to create treatments for Central Nervous System disorders. Led by an experienced team with a track record in biotech and drug development, we are in clinical trials for our first drug candidate targeting Autism and preparing our second candidate for trials focused on Anxiety.

TERMS

AJNA BioSciences

Overview

PRICE PER SHARE
$4.83

VALUATION
$125.03M

DEADLINE
Jul. 29, 2025 at 6:59 AM UTC

FUNDING GOAL
$50K - $1M

Breakdown

MIN INVESTMENT
$497.49

OFFERING TYPE
Equity

MAX INVESTMENT
$999,998.37

SHARES OFFERED
Series A Preferred Stock

MIN NUMBER OF SHARES OFFERED
10,351

MAX NUMBER OF SHARES OFFERED
207,039

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$16,627,450	$13,306,444
Cash & Cash Equivalents	$1,927,679	$984,298
Accounts Receivable	$0	$0
Short-Term Debt	$512,725	$9,619,653
Long-Term Debt	$1,953,013	$715,011
Revenue & Sales	$3,267,479	$4,558,657
Costs of Goods Sold	$3,267,479	$4,558,657
Taxes Paid	$0	$30,000
Net Income	-$2,370,151	$9,372,650

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in This Offering

Voting Proxy. Subscriber hereby appoints the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus: Friends and family receive 5% bonus shares.

Testing the Waters Reservations Page Bonus: All investors who reserve in the StartEngine Testing the Waters Reservation Page will receive 5% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 7% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 10% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between Day 35 - 40 and receive 7% bonus shares

Flash Perk 2: Invest $5,000+ between Day 60 - 65 and receive 7% bonus shares

Amount-Based Perks

Tier 1: Invest $1,000+ and receive 2% bonus shares

Tier 2: Invest $5,000+ and receive 6% bonus shares

Tier 3: Invest $10,000+ and receive 8% bonus shares

Tier 4: Invest $50,000+ and receive 10% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

AJNA BioSciences will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A Preferred Stock at $4.83 / share, you will receive 110 shares of Series A Preferred Stock, meaning you'll own 110 shares for $483. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

AS

Adam Sampson
a month ago

Do you have a targeted share price/valuation?
Show less

1 0

JS

Joel Stanley
AJNA BioSciences • a month ago

Hi Adam! Per applicable SEC regulations, all terms of this raise, including valuation and per share price, will be disclosed on the Start Engine portal at time of the raise launch.
Show less

0

Show More Comments

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have “cleared” by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as ‘Invested’ on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company’s cancellation policy in the company’s offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs

@ 2025 All Rights Reserved

Download on the App Store
GET IT ON Google Play

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

AJNA™ BIOSCIENCES

OUR MISSION | PIPELINE | MARKET | TEAM | WHY INVEST | PERKS | INVEST TODAY

$27M Raised To Redefine A $678B Industry

AJNA BioSciences is a clinical-stage biotech company developing botanical drugs for Autism, Anxiety, and PTSD. With four drug candidates — and our first drug candidate authorized to begin Phase 2 clinical trials in pediatrics and adults — we are developing full-spectrum cannabinoid and psilocybin-based pharmaceuticals to address unmet needs

INVEST TODAY

This Reg CF offering is made available through StartEngine Primary, LLC, a member of FINRA/SPIC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



AJNA BioSciences: Pioneering Botanical P...
Watch later
Share
CHARLOTTE'S WEB
FOUNDER AIMS FOR
FDA APPROVAL
AUTISM SPECTRUM
DISORDER DRUG
CNN
The New York Times
Forbes
Watch on YouTube

Authorization for Phase 2 trials | **$27M Raised to Date** | **4 Drugs in Pipeline**

Powered by Leading Scientists from

Johns Hopkins | Harvard Medical | NYU | VA Hospital | UPENN

From $27M Raised To Phase 2 Trials — Follow Our Journey

Email | +1 Mobile Phone Number | Learn More

By clicking "Learn more", you consent to receive marketing text messages (e.g. promos, cart reminders) from StartEngine Crowdfunding, Inc. at the number provided, including messages sent by autodialer. Consent is not a condition of purchase. Msg & data rates may apply. Msg frequency varies. Unsubscribe at any time by replying STOP or clicking the unsubscribe link (where available). Privacy Policy & Terms

Only 4 FDA-Approved Botanical Drugs Exist — We're Developing the Next Ones



The demand for plant-based medicine is exploding, with 80% of the world relying on traditional medicine, but regulatory progress is in its infancy. AJNA targets high-need neurological conditions with therapies that are:

- Clinically tested



- Pharma-grade, not wellness-grade
- FDA-aligned and scalable

By navigating the **rigorous FDA review process**, we're working to return **plant-based compounds to the heart of modern medicine** — earning **physician trust**, enabling **insurance coverage,** and delivering **regulated botanical drugs** at scale.

Our Mission

Bring safe, plant-derived medicines to patients with Central Nervous System disorders — backed by decades of pharma and clinical expertise.

BACK THE FUTURE OF MEDICINE

Nature-Derived. Clinically Proven.

Our founding team helped create and scale **Charlotte's Web™, the world's Most Trusted Hemp Extract™,** from startup to IPO and **over $75M in annual revenue.** That same leadership is now applying its deep expertise in botanical standardization, pharma operations, and regulatory strategy to develop a new generation of plant-based drugs. AJNA blends nature and science to deliver clinically validated, federally compliant therapeutics.




CONSUMER DEMAND
AJNA'S OPPORTUNITY
PHYSICIAN ADVOCACY
NATURAL PRODUCTS
• Under-Regulated
• No Insurance Coverage
PHARMACEUTICALS
• Physician Advocacy
• Mostly Synthetic

- Cannot Be Legally Prescribed
- Unrepeatable Results
- Lacking Clinical Trials

- Undesirable Side Effects
- Consumer Distrust At An All-Time High

Our Edge

- Early advantage in botanical drug development
- DEA Schedule 1 lab for in-house R&D
- IP licensing, co-development, and vertical integration strategies

BACK THE FUTURE OF MEDICINE

Pipeline Highlights

4 Botanical Drug Candidates | Received FDA Authorization For Phase 2 Trials

AJA001: DEFLORIA™ (AUTISM)

- Cannabis-derived drug now advancing toward the initiation of Phase 2 trials.
- Targets behavioral symptoms of ASD

AJA002: NOVEL PSILOCYBIN (ANXIETY)

- Psilocybin-based drug in preclinical stage
- Novel dosing formulation in development

AJA003: NOVEL CANNABINOID FORMULA (PTSD)

- Multi-cannabinoid formula to serve thousands of people suffering from PTSD, including Veterans

AJA004: NOVEL TRYPTAMINE FORMULA (PSYCHEDELIC ASSISTED THERAPY)

- Full-spectrum tryptamine formula derived from a unique and lesser-known botanical psychedelic species
- Offering a different therapeutic experience than investigational new drugs currently in trials

> "Medications research for psychiatric disorders has been stagnant. Psychedelics represents a really novel mechanism of action for psychiatric drug development, having new class of drugs is an exciting avenue for research."
>
> Dr. Ryan Vandrey
> Johns Hopkins University

BACK THE FUTURE OF MEDICINE

Positioned at the Crossroad of 3 Markets




$1.5T
$6.8B

$1.5T Global Pharma

HUNGRY FOR SAFER, NOVEL DRUGS

$6.8B Psychedelics Market (by 2027)

PREDICTED GROWTH

Natural Pharmaceuticals

CONSUMER-DRIVEN DEMAND WITH CLINICAL GAPS



AJA001

DEFLORIA

FULL-SPECTRUM CANNABINOID FORMULATION FOR AUTISM SPECTRUM DISORDER

ASD TREATMENT MARKET:

$4 Billion (U.S.) **$7** Billion (global)

AJA002

PSILOCYBIN

FULL-SPECTRUM TRYTAMINE FORMULATION AS A NOVEL ANTIDEPRESSANT

ANTIDEPRESSANT MARKET:

$7.9 Billion (U.S.) **$19.9** Billion (global)

The Business Research Company, The Business Research Company, Fortune Business Insights, Globe Newswire

BACK THE FUTURE OF MEDICINE

Top talent from NYU, Johns Hopkins, and Harvard | 13,500 sq.ft. DEA Schedule 1 Lab

Led By Pharma Veterans, AJNA's Leadership Includes:

Meet Our Team



JOEL STANLEY
Chief Executive Officer

Joel Stanley is a leader in botanical drug innovation. While Chairman, he scaled CBD category leader Charlotte's Web™ from 0 to IPO with $75M in annual revenue.



DR. ORRIN DEVINSKY
Chief Medical Advisor

Director Comprehensive Epilepsy Center at NYU Langone, Lead Investigator for Epidiolex™, Professor at NYU Grossman School of Medicine.



BOB JUDGE
VP of Finance

CFO MuBiz, privately-held companies and family office. Consultant to CW, CDB industry, Senior manager KPMG.



SCOTT H
VP Operatio

Developmen
Pharmaceut
R&D Charlo
Regulatory
Agricor/Bot



Invest In The Future Of Medicine

$27M raised to date

Phase 2-ready therapy in a high-need market


Eco-conscious plant development based on sustainable practices
Early investment opportunity in disruptive biotech with an established infrastructure

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Terms

Overview

PRICE PER SHARE
$4.83

VALUATION
$125.03M

DEADLINE[1]
July 28, 2025 at 11:59 AM PDT

FUNDING GOAL[2]
$50K - $1M

Breakdown

MIN INVESTMENT[3]
$497.49

OFFERING TYPE
Equity

MAX INVESTMENT[4]
$999,998.37

SHARES OFFERED
Series A Preferred Stock

MIN NUMBER OF SHARES OFFERED
10,351

MAX NUMBER OF SHARES OFFERED
207,039

Exclusive Investor Perks

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year)

Time-Based

Early Bird 1

INVEST
$1,000+

Early Bird 2

INVEST
$5,000+

Early Bird 3

INVEST
$10,000

up at checkout ($275/year).

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into AJNA Biosciences.

Loyalty Bonus | Friends and family receive 5% bonus shares.Testing the Waters Reservations Page Bonus: All investors who reserve in the StartEngine

Testing the Waters Reservation Page will receive 5% bonus shares.

AJNA BioSciences will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A Preferred Stock at $4.83 / share, you will receive 110 shares of Series A Preferred Stock, meaning you'll own 110 shares for $483. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

$1,000+

Invest $1,000+ within the first 2 weeks and receive 5% bonus shares

Invest

$5,000+

Invest $5,000+ within the first 2 weeks and receive 7% bonus shares

Invest

$10,000

Invest $10,000 within the first 2 weeks and receive 10% bonus shares

Invest

Mid-Campaign (Flash Perks)

Flash Perk 1

INVEST

$5,000+

Invest $5,000+ between Day 35 - 40 and receive 7% bonus shares

Invest

Flash Perk 2

INVEST

$5,000+

Invest $5,000+ between Day 60 - 65 and receive 7% bonus shares

Invest

Amount-Based

Tier 1

INVEST

$1,000+

Invest $1,000+ and receive 2% bonus shares

Invest

Tier 2

INVEST

$5,000+

Invest $5,000+ and receive 6% bonus shares

Invest

Tier 3

INVEST

$10,000+

Invest $10,000+ and receive 8% bonus shares

Invest

Tier 4

INVEST

$50,000+

Invest $50,000 and receive 10% bonus shares

Invest

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into AJNA BioSciences

Loyalty Bonus

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video link: https://www.youtube.com/watch?v=cGwKILuFVI8

What if I told you that the future of medicine is actually millions of years old? That the answers to some of the world's most vexing health care problems are found in the plants, trees and fungi all around us. I'm Joel Stanley, CEO of Ajna BioSciences, and I'm here to share a vision for the future of drug development that I believe will revolutionize health care globally.

Most drugs are synthetic. Even though maybe they originally had their origin or genesis from some aspect of plant medicine, molecules have been isolated out, purified. And that's really what's contained in almost all drugs that are out on the market.

So if people are given the choice between a single molecule synthetic drug and a full spectrum extracted botanical drug, both having gone through the full rigor of FDA approval, I think people are going to choose the natural option.

By partnering modern technology with time tested medicines found in nature, we are pioneering botanical drugs. My family and team found our first botanical solution at Charlotte's Web, where the revolutionary success story of Charlotte Figi and thousands of other children using cannabinoid therapy showed us for the first time just how powerful plant medicine can really be. We have assembled a world class team of doctors and scientists from some of the best institutions. These are the folks that guide our drugs through the rigorous clinical trials for FDA approval.

It is an exciting opportunity, not just for cannabinoid based products, but for other plant based medicines that have been used by human civilization for thousands of years. And many of these, we have a lot of indication, a lot of data, that they are effective in many different disorders. So I think the opportunity to develop plant based medicines is enormous. And it's been one of the large and missed opportunities of American medicine in the past century.

Ajna Biosciences is one of the first biotech companies to be working with botanicals under a DEA schedule one manufacturing license. We're also the first company to receive a plant variety protection patent for cannabis.

The first drug in our pipeline, AJA001, has completed phase 1 trials and is now entering phase 2. AJA001 is the first full spectrum cannabis derived drug. We developed this drug to help alleviate the symptoms of irritability and aggression within autism patients.

This is important project because the autism community has only two FDA approved drugs available, both of which have very devastating side effects.

AJA002 is a botanical psilocybin drug to treat generalized anxiety disorder. We believe this drug is a better and more natural option to replace antidepressants that we've been using for decades that we're now finding out have multiple downstream side effects.

The botanical category is so new that only four FDA approved drugs exist to date. These first two drugs in the pipeline are just the beginning of AJNA's mission to bring natural options to the pharmaceutical industry, an industry that did over $678 billion in 2023.

What makes this team so unique? And apt to really meet the challenge of botanical drug development, is its chemistry, manufacturing, and control expertise. And that comes from all the way from putting seeds in the ground all the way through to extraction and manufacturing of the drug.

We're raising capital to fund clinical trials for these very important drugs, and we're giving everyone an opportunity to be a part of a better future in medicine. By investing in AJNA, you are helping to change the health care paradigm to include optionality that honestly, none of us have ever had. We're taking a stance against the synthetic takeover of healthcare, and we're choosing to stand with nature, backed by science.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "AJNA BIOSCIENCES PBC", FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF APRIL, A.D. 2025, AT 12:50 O`CLOCK P.M.

C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

5859683 8100
SR# 20251791587

Authentication: 203535218
Date: 04-25-25

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:50 PM 04/25/2025
FILED 12:50 PM 04/25/2025
SR 20251791587 - File Number 5859683

AJNA BIOSCIENCES PBC,
A PUBLIC BENEFIT CORPORATION

RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

AJNA BioSciences PBC, a Delaware public benefit corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is AJNA BioSciences PBC and that this corporation was originally incorporated pursuant to the General Corporation Law on April 21, 2021 under the name AJNA Holdings PBC.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on April 25, 2025.

By: /s/ Joel Stanley
Joel Stanley, Chief Executive Officer

Exhibit A

AJNA BIOSCIENCES PBC

RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is AJNA BioSciences PBC (the "***Corporation***").

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, Corporation Trust Center, 1209 North Orange Street, Wilmington, Delaware 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III: DEFINITIONS.

As used in this Restated Certificate (the "***Restated Certificate***"), the following terms have the meanings set forth below:

"***Board***" means the Board of Directors of the Corporation.

"***Board Composition***" means that the members of the Board will be elected by the affirmative vote of a majority of Preferred Stock and Common Stock, voting together as a single class on an as-converted basis.

"***Original Issue Price***" means (i) $1.3697 per share for the Series Seed Preferred Stock, (ii) $1.7348 per share for the Series Seed-1 Preferred Stock, (iii) $4.83 per share for the Series A Preferred Stock, and (iv) $0.00 per share for the Series A-1 Preferred Stock.

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law. The specific public benefit to be promoted by the Corporation shall include creating botanical and pharmaceutical products that combine modern science with the wisdom of nature, empowering individuals with greater diversity of options, in order to enhance quality of life.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 52,765,831 shares, consisting of (a) 25,261,414 shares of Class A Common Stock of the Corporation par value $0.0001 per share ("***Class A Common Stock***") and 8,350,000 shares of Class B Common Stock of the Corporation, par value $0.0001 per share ("***Class B Common Stock***" and, together with the Class A Common Stock, the "***Common Stock***"), and (b) 19,154,418 shares of Preferred Stock of the Corporation, par value $0.0001 per share ("***Preferred Stock***"). Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed

herein. As of the effective date of this Restated Certificate, 11,288,770 shares of Preferred Stock are hereby designated "***Series Seed Preferred Stock***", 141,010 shares of Preferred Stock are hereby designated "***Series Seed-1 Preferred Stock***", 5,942,029 shares of Preferred Stock are hereby designated "***Series A Preferred Stock***", and 1,782,609 shares of Preferred Stock are hereby designated "***Series A-1 Preferred Stock***". Collectively, the Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series A Preferred Stock, and Series A-1 Preferred Stock shall be referred to as the "***Preferred Stock***".

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

2. <u>Voting</u>. Except as otherwise expressly provided herein or required by applicable law, the holders of Class A Common Stock and Class B Common Stock shall vote together as one class on all matters submitted to a vote of the stockholders at all meetings of stockholders (and written consents in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law. Except as otherwise expressly provided herein or required by applicable law, on any matter that is submitted to a vote of the stockholders, each holder of Class A Common Stock shall be entitled to one vote for each such share, and each holder of Class B Common Stock shall be entitled to five (5) votes for each such share.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. <u>Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales</u>.

1.1 <u>Payments to Holders of Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any

distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2 Election of Directors. The holders of record of the Company's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3 Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of any class or series of capital stock;

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to service or restricted equity agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3. Conversion. The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Class A Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Class A Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Class A Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Class A Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Class A Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Class A Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have

occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Class A Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Class A Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Class A Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Class A Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Class A Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Class A Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Class A Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Class A Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Class A Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding Class A Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Class A Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Class A Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Class A Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Class A Common Stock issuable on conversion of each share of

such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Class A Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation

at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Class A Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **<u>Dividends</u>.** The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **<u>Redeemed or Otherwise Acquired Shares</u>.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **<u>Waiver</u>.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **<u>Notice of Record Date</u>.** In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "***Bylaws***"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR AND OFFICER LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, officers and directors of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or an officer. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors and officers, then the liability of a director or an officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director or an officer of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

* * * * *

AMENDED AND RESTATED PREFERRED STOCK INVESTMENT AGREEMENT

This Amended and Restated Preferred Stock Investment Agreement (this "**Agreement**") is dated as of the Agreement Date and is between the Company, the Investors set forth on Schedule-1 attached hereto (each, an "**Investor**" and, collectively, the "**Investors**"), and the Key Holders set forth on Schedule-1 attached hereto (each, a "**Key Holder**" and, collectively, the "**Key Holders**", and together with the Investors, each, a "**Stockholder**" and, collectively, the "**Stockholders**").

RECITALS

WHEREAS, the Company, certain of the Investors, and the Key Holders are parties to that certain Series Seed Preferred Stock Investment Agreement, dated as of May 28, 2024, as amended on June 27, 2024 (as amended, the "**Prior Agreement**");

WHEREAS, certain Investors are purchasing shares of Series A Preferred Stock, par value $0.0001 per share, of the Company (the "**Series A Preferred Stock**") and/or Series A-1 Preferred Stock, par value $0.0001 per share, of the Company (the "**Series A-1 Preferred Stock**"), pursuant to subscription and purchase agreements adopted by the Board (the "**Financing**");

WHEREAS, in connection with the Financing, the Company and the undersigned Investors and Key Holders desire to amend and restate the Prior Agreement on the terms and conditions set forth in this Agreement to memorialize provisions applicable to the Investors and Key Holders and remove the provisions related exclusively to the acquisition of shares of preferred stock of the Company by Investors in prior financings; and

WHEREAS, Section 7.8 of the Prior Agreement allows the Company and the Investors holding a majority of the outstanding shares of Series Seed Preferred Stock (or Common Stock issued on conversion thereof) (together the "**Required Parties**") to amend the Prior Agreement and the undersigned constitute the Required Parties.

AGREEMENT

The parties agree as follows:

1. DEFINITIONS. Capitalized terms used and not otherwise defined in this Agreement or the Exhibit and Schedules thereto have the meanings set forth in Exhibit A.

2. AGREEMENT TO BE BOUND. Subject to the terms and conditions of this Agreement, including the Agreement Terms set forth in Exhibit B, the Company, and each Stockholder agrees to be bound by the obligations set forth in this Agreement and to grant to the other parties hereto the rights set forth in this Agreement.

3. ENTIRE AGREEMENT. This Agreement (including the Exhibits and Schedules hereto) together with the Restated Certificate constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT A
DEFINITIONS

"**Agreement Date**" means the date on which the Company and all of the Required Parties have executed this Agreement.

"**Board Designee**" means any member of the Board designated pursuant to Section 4 of this Agreement.

"**Board Member Count**" means 2.

"**Board of Directors**" means the board of directors of the Company.

"**Class A Common Stock**" means shares of the Company's Class A Common Stock, par value $0.0001 per share.

"**Class B Common Stock**" means shares of the Company's Class B Common Stock, par value $0.0001 per share

"**Company**" means AJNA BioSciences PBC.

"**Governing Law**" means the laws of the state of Delaware.

"**Dispute Resolution Jurisdiction**" means the federal or state courts located in Arapahoe County, Colorado.

"**Preferred Stock**" means, collectively, shares of the Company's Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series A Preferred Stock, and Series A-1 Preferred Stock.

"**Restated Certificate**" means the Company's Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time.

"**Series Seed Preferred Stock**" means shares of the Company's Series Seed Preferred Stock, par value $0.0001 per share.

"**Series Seed-1 Preferred Stock**" means shares of the Company's Series Seed-1 Preferred Stock, par value $0.0001 per share.

"**Series A Preferred Stock**" means shares of the Company's Series A Preferred Stock, par value $0.0001 per share.

"**Series A-1 Preferred Stock**" means shares of the Company's Series A-1 Preferred Stock, par value $0.0001 per share.

"**State of Incorporation**" means Delaware.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SCHEDULE 1

SCHEDULE OF INVESTORS & KEY HOLDERS

[redacted]

[redacted]

	11,288,770	**141,010**

Series A Investors:

Name, Address and E-Mail of Series A Investors

Series A-1 Investors:

Name, Address and E-Mail of Series A-1 Investors

KEY HOLDERS:

Name, Address and E-Mail of Key Holder	Shares of Class B Common Stock Held*
CK&J Irrevocable Trust	1,425,000
Master and a Hound Irrevocable Trust	1,425,000
Blue Water Irrevocable Trust	1,425,000
E. Elizabeth LLC	850,000
Lil Sis Irrevocable Trust	700,000
The ABC Irrevocable Trust	500,000
Aiko Irrevocable Trust	400,000
Paulina Irrevocable Trust	400,000
Tristan 2 Arlo Irrevocable Trust	400,000
Folklore Irrevocable Trust	400,000
S&K14 Irrevocable Trust	250,000
Jenn Hawkins (Stanley)	125,000
Richard Stanley	50,000

*Class B Common Shares vote at a 5:1 ratio to Class A Common Shares

EXHIBIT B

AGREEMENT TERMS

1. REPRESENTATIONS AND WARRANTIES OF EACH PARTY. Each party hereby represents and warrants to the other parties, severally and not jointly, as follows:

1.1 Authorization. Such party has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by such party, will constitute a valid and legally binding obligation of such party, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

2. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE INVESTORS. Each Investor hereby represents, warrants and covenants to the Company, severally and not jointly, as follows:

2.1 Restricted Securities. The Investor understands that the shares of Preferred Stock have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor's representations as expressed herein. The Investor understands that the shares of Preferred Stock are "restricted securities" under applicable United States federal and state securities laws and that, pursuant to these laws, the Investor must hold the shares of Preferred Stock indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an exemption from such registration and qualification requirements is available. The Investor acknowledges that the Company has no obligation to register or qualify the shares of Preferred Stock, or the Common Stock into which it may be converted, for resale. The Investor further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the shares of Preferred Stock, and on requirements relating to the Company which are outside of the Investor's control, and which the Company is under no obligation and may not be able to satisfy.

2.2 Legends. The Investor understands that the shares of Preferred Stock and any securities issued in respect of or exchange for the shares of Preferred Stock, may bear any one or more of the following legends: (a) any legend set forth in, or required by, this Agreement; (b) any legend required by the securities laws of any state to the extent such laws are applicable to the shares of Preferred Stock represented by the certificate so legended; and (c) the following legend:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED."

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF THAT CERTAIN AMENDED AND RESTATED PREFERRED STOCK INVESTMENT AGREEMENT, A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE COMPANY."

3. COVENANTS.

3.1 Additional Rights and Obligations. If the Company issues securities in its next equity financing after the date hereof (the "**Next Financing**") that (a) have rights, preferences or privileges that are more favorable than the terms of the shares of Preferred Stock, such as price-based anti-dilution protection, or (b) provide all such future investors other contractual terms such as registration rights, the Company shall provide substantially equivalent rights to the Investors with respect to the shares of Preferred Stock (with appropriate adjustment for economic terms or other contractual rights), subject to such Investor's execution of any documents, including, if applicable, investor rights, co-sale, voting, and other agreements, executed by the investors purchasing securities in the Next Financing (such documents, the "**Next Financing Documents**"). Notwithstanding anything herein to the contrary, subject to the provisions of Section 6.10, upon the execution and delivery of the Next Financing Documents by Investors holding a majority of the then-outstanding shares of Preferred Stock held by all Investors, this Agreement (excluding any then-existing and outstanding obligations) shall be amended and restated by and into such Next Financing Documents and shall be terminated and of no further force or effect.

3.2 Confidentiality. Anything in this Agreement to the contrary notwithstanding, no Investor by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any confidential information requests of any Investor whom the Company reasonably determines to be a competitor or an officer, employee, director, or holder of ten percent (10%) or more of a competitor. Each Investor shall keep confidential and shall not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Investor's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Investor's investment in the Company.

3.3 Reservation of Common Stock. The Company shall at all times reserve and keep available, solely for issuance and delivery upon the conversion of the Preferred Stock, all Common Stock issuable from time to time upon conversion of that number of shares of Preferred Stock.

4. RESTRICTIONS ON TRANSFER; DRAG ALONG.

4.1 Limitations on Disposition. Each person owning of record shares of Common Stock of the Company issued or issuable pursuant to the conversion of the shares of Preferred Stock and any shares of Common Stock of the Company issued as a dividend or other distribution with respect thereto or in exchange therefor or in replacement thereof (collectively, the "**Securities**") or any assignee of record of Securities (each such person, a "**Holder**") shall not make any disposition of all or any portion of any Securities unless:

(a) there is then in effect a registration statement under the Securities Act, covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(b) such Holder has notified the Company of the proposed disposition and has furnished the Company with a statement of the circumstances surrounding the proposed disposition, and, at the expense of such Holder or its transferee, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such securities under the Securities Act.

Notwithstanding the provisions of Sections 4.1(a) and (b), no such registration statement or opinion of counsel will be required: (i) for any transfer of any Securities in compliance with the Securities and Exchange Commission's Rule 144 or Rule 144A, or (ii) for any transfer of any Securities by a Holder that is a partnership, limited liability company, a corporation, or a venture capital fund to (A) a partner of such partnership, a member of such limited liability company, or stockholder of such corporation, (B) an affiliate of such partnership, limited liability company or corporation (including, any affiliated investment fund of such Holder), (C) a retired partner of such partnership or a retired member of such limited liability company, (D) the estate of any such partner, member, or stockholder, or (iii) for the transfer without additional consideration or at no greater than cost by gift, will, or intestate succession by any Holder to the Holder's spouse or lineal descendants or ancestors or any trust for any of the foregoing; provided that, in the case of clauses (ii) and (iii), the transferee agrees in writing to be subject to the terms of this Agreement to the same extent as if the transferee were an original Investor under this Agreement.

4.2 "Market Stand-Off" Agreement. To the extent requested by the Company or an underwriter of securities of the Company, each Holder shall not sell or otherwise transfer or dispose of any Securities or other shares of stock of the Company then owned by such Holder (other than to donees or partners of the Holder who agree to be similarly bound) for up to 180 days following the effective date of any registration statement of the Company filed under the Securities Act; provided however that, if during the last 17 days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or before the expiration of the restricted period the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period, and if the Company's securities are listed on the Nasdaq Stock Market and Rule 2711 thereof applies, then the restrictions imposed by this Section 4.2 will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided, further, that such automatic extension will not apply to the extent that the Financial Industry Regulatory Authority has amended or repealed NASD Rule 2711(f)(4), or has otherwise provided written interpretive guidance regarding such rule, in each case, so as to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012) before or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its stockholders that restricts or prohibits the sale of securities held by the emerging growth company or its stockholders after the initial public offering date. In no event will the restricted period extend beyond 215 days after the effective date of the registration statement. For purposes of this Section 4.2, "Company" includes any wholly-owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the shares subject to this Section 4.2 and may impose stop transfer instructions with respect to the Securities and such other shares of stock of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Each Holder shall enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

4.3 Drag Along Right. If a Deemed Liquidation Event (as defined in the Restated Charter) is approved by each of (i) the holders of a majority of the shares of Common Stock

then-outstanding (based on voting power) (other than those issued or issuable upon conversion of the shares of Preferred Stock) voting in accordance with the provisions set forth in the Restated Charter, (ii) the holders of a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Preferred Stock then-outstanding and (iii) the Board, then each Stockholder shall vote (in person, by proxy or by action by written consent, as applicable) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by such Stockholder (collectively, the "**Shares**") in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as may reasonably be requested by the Company to carry out the terms and provision of this Section 4.3, including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to take the actions required by this Section 4.3 will not apply to a Deemed Liquidation Event if the other party involved in such Deemed Liquidation Event is an affiliate or stockholder of the Company holding more than 10% of the voting power of the Company. "**Stockholder**" includes any transferee of a Stockholder.

4.4 Exceptions to Drag Along Right. Notwithstanding the foregoing, a Stockholder need not comply with Section 4.3 above in connection with any proposed Sale of the Company (the "**Proposed Sale**") unless:

(a) any representations and warranties to be made by the Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares the Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable against the Stockholder in accordance with their respective terms and, (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law, or judgment, order, or decree of any court or governmental agency;

(b) the Stockholder will not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties, and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders);

(c) the liability for indemnification, if any, of the Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Stockholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties, and covenants provided by all stockholders), and except as required to satisfy the liquidation preference of the Preferred Stock, if any, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Stockholder in connection with such Proposed Sale;

(d) liability will be limited to the Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with the Proposed Sale in accordance with the provisions of the Restated Charter) of a negotiated aggregate indemnification amount

that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to the Stockholder in connection with the Proposed Sale, except with respect to claims related to fraud by the Stockholder, the liability for which need not be limited as to the Stockholder;

(e) upon the consummation of the Proposed Sale, (i) each holder of each class or series of the Company's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock unless the holders of at least a majority of Preferred Stock elect otherwise, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless the holders of at least a majority of the Preferred Stock elect to receive a lesser amount, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Restated Certificate in effect immediately prior to the Proposed Sale.

5. ELECTION OF BOARD OF DIRECTORS.

5.1 Voting; Board Composition. Subject to the rights of the stockholders to remove a director for cause in accordance with applicable law, during the term of this Agreement, each Stockholder shall vote (or consent pursuant to an action by written consent of the stockholders) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by the Stockholder (the "**Voting Shares**"), or to cause the Voting Shares to be voted, in such manner as may be necessary to elect (and maintain in office) as the members of the Board:

(a) that number of individuals, if any, equal to the Board Member Count designated from time to time in a writing delivered to the Company and signed by the holders of at least a majority of all issued and outstanding shares of Common Stock and Preferred stock, voting together as a combined class on an as-converted to Common Stock basis, and such Board Designees shall initially be Joel Stanley and Jesse Stanley.

Subject to the rights of the stockholders of the Company to remove a director for cause in accordance with applicable law, during the term of this Agreement, a Stockholder shall not take any action to remove an incumbent Board Designee or to designate a new Board Designee unless such removal or designation of a Board Designee is approved in a writing signed by the parties entitled to designate the Board Designee. Each Stockholder hereby appoints, and shall appoint, the then-current Chief Executive Officer of the Company, as the Stockholder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to vote all shares of the Company's capital stock held by the Stockholder as set forth in this Agreement and to execute all appropriate instruments consistent with this Agreement on behalf of the Stockholder if, and only if, the Stockholder (a) fails to vote or (b) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of the Stockholder's Voting Shares or execute such other instruments in accordance with the provisions of this Agreement within five days of the Company's or any other party's written request for the Stockholder's written consent or signature. The proxy and power granted by each Stockholder pursuant to this Section are coupled with an interest and are given to secure the performance of the Stockholder's duties under this Agreement. Each such proxy and power will be irrevocable for the term of this Agreement. The proxy and power, so long as any Stockholder is an individual, will survive

the death, incompetency and disability of such Stockholder and, so long as any Stockholder is an entity, will survive the merger or reorganization of the Stockholder or any other entity holding Voting Shares.

6. GENERAL PROVISIONS.

6.1 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties to this Agreement or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No Stockholder may transfer Shares unless each transferee agrees to be bound by the terms of this Agreement.

6.2 Governing Law. This Agreement is governed by the Governing Law, regardless of the laws that might otherwise govern under applicable principles of choice of law.

6.3 Counterparts; Facsimile or Electronic Signature. This Agreement may be executed and delivered by facsimile or electronic signature and in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

6.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. References to sections or subsections within this set of Agreement Terms shall be deemed to be references to the sections of this set of Agreement Terms contained in Exhibit B to the Agreement, unless otherwise specifically stated herein. References to dollar or $ shall be to U.S. dollars.

6.5 Notices. All notices and other communications given or made pursuant to this Agreement must be in writing and will be deemed to have been given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile or electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications must be sent to the respective parties at their address as set forth on the signature page or Schedule 1, or to such address, facsimile number or electronic mail address as subsequently modified by written notice given in accordance with this Section 6.5.

6.6 Attorneys' Fees. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party will be entitled to reasonable attorneys' fees, costs, and necessary disbursements in addition to any other relief to which the party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

6.7 Amendments and Waivers. Any term of this Agreement may be amended, terminated or waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Investors holding a majority of the then-outstanding shares of Preferred Stock (or Common Stock issued on conversion thereof). Notwithstanding the foregoing, the addition of a party to this Agreement pursuant to a transfer of Shares in accordance with Section 6.1 will not require any further consent. Any amendment or waiver effected in accordance with this Section 6.7 will be binding upon the Investors, the Key Holders, each transferee of the shares of Preferred Stock (or the Common Stock issuable upon conversion thereof) or Common Stock from a Investor or Key Holders, as applicable, and each future holder of all such securities, and the Company. It

is specifically intended that entering into the Next Financing Agreements in a form substantially similar to the form agreements set as forth as Model Legal Documents on http://www.nvca.org shall be considered an amendment to this Agreement provided that it is done in accordance with this Section 6.7.

6.8 **Severability**. The invalidity or unenforceability of any provision of this Agreement will in no way affect the validity or enforceability of any other provision.

6.9 **Delays or Omissions**. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, will impair any such right, power or remedy of such non-breaching or non-defaulting party nor will it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor will any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, are cumulative and not alternative.

6.10 **Termination**. Unless terminated earlier pursuant to the terms of this Agreement, (x) the rights, duties and obligations under Sections 3 and 5 will terminate immediately prior to the closing of the Company's initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act, (y) notwithstanding anything to the contrary herein, this Agreement (excluding any then-existing obligations) will terminate upon the closing of a Deemed Liquidation Event as defined in the Company's Restated Charter, as amended from time to time and (z) notwithstanding anything to the contrary herein, Section 1, and this Section 6 will survive any termination of this Agreement.

6.11 **Dispute Resolution**. Each party (a) hereby irrevocably and unconditionally submits to the personal jurisdiction of the Dispute Resolution Jurisdiction for the purpose of any suit, action, or other proceeding arising out of or based upon this Agreement; (b) shall not commence any suit, action or other proceeding arising out of or based upon this Agreement except in the Dispute Resolution Jurisdiction; and (c) hereby waives, and shall not assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject to the personal jurisdiction of the Dispute Resolution Jurisdiction, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement, or the subject matter hereof and thereof may not be enforced in or by the Dispute Resolution Jurisdiction.

[PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Investment Agreement as of the Agreement Date.

THE COMPANY:

By: ______________________________
Name: Joel Stanley
Title: Chief Executive Officer

Dated:_____________________

IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Investment Agreement as of the Agreement Date.

INVESTORS:

INDIVIDUAL:

If you are an individual, print your name and sign below.

____
Name of Individual (Please Print)

____
Signature

____
Date:

ENTITY:

If you are signing on behalf of an entity, please print the name of the entity, sign your name and print your name and title.

____
Name of Entity (Please Print)

By: ___________________________________
Name: _________________________________
Title: __________________________________

____
Date:

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]

AJNA BioSciences is taking reservations for a possible, upcoming round. Indicate interest today.

start engine

Add to Watchlist

RESERVE NOW

GET A PIECE OF AJNA BIOSCIENCES

Transforming the $678B pharma industry with plant medicine, leading with psilocybin and cannabinoid therapies

Ajna BioSciences is advancing a new category within the $678 billion U.S. pharmaceutical industry*, by developing botanical drugs for FDA approval. We harness the therapeutic potential of plant medicine to create treatments for Central Nervous System disorders. Led by an experienced team with a track record in biotech and drug development, we are in clinical trials for our first drug candidate targeting Autism and preparing our second candidate for trials focused on Anxiety.

Show less

Reserve Now

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.


AJNA
BIOSCIENCES

$346,413.57 Reserved

OVERVIEW | ABOUT | REWARDS | DISCUSSION | INVESTING FAQS

Reserve Now

RESERVED $346,413.57

RESERVATIONS 43

REASONS TO INVEST

- Innovative Pipeline: AJNA is developing botanical drugs targeting Autism, Anxiety, and PTSD with the goal of achieving FDA approval, in a $1.6 trillion global pharmaceutical market.
- Expert Leadership & Partnerships: Powered by leading scientists from NYU, Harvard, and Johns Hopkins, combined with industry pioneers and repeat founders.
- Regulatory & Market Traction: Our first drug candidate has

*Source

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

TEAM



Joel Stanley • Chief Executive Officer
Leader in botanical drug innovation and CBD industry trailblazer. Scaled CBD category leader Charlotte's Web from 0 to IPO with $75M in annual revenue. Former Chairman at Charlotte's Web.



Orrin Devinsky, MD • Chief Medical Adviser
Dr. Orrin Devinsky is a renowned neurologist and epilepsy specialist, serving as Director of the NYU Langone Comprehensive Epilepsy Center and Professor of Neurology, Neurosurgery, and Psychiatry at NYU Grossman School of Medicine. With decades of clinical and research experience, Dr. Devinsky has been a leading voice in advancing treatments for epilepsy and neurological disorders, including groundbreaking work on the use of cannabidiol (CBD) for seizure control. He has authored hundreds of scientific publications and is widely respected for his holistic approach to patient care and brain health.
Read Less



Robert Judge • VP of Finance
In CFO roles for 30+ years in manufacturing, distribution, family office, and privately held businesses. Senior manager at KPMG working with public and private companies.



Scott Hansen, MBA • VP Operations + Quality
Development and QC Sandoz Pharmaceuticals, Director QC and R&D Charlotte's Web, VP QC and Regulatory Affairs Agricor/Botanacor





Jesse Stanley • Board Member

Original co-founder of Charlottes Web and co-founder of AJNA BioSciences. Worked in alternative medicine for last 15 years.

Show Less

THE PITCH



PIONEERING BOTANICAL PHARMACEUTICAL
$27M
RAISED TO DATE
4
DRUGS IN PIPELINE
1
PHASE 2 IND CLEARED DRUG

Founded in 2021, AJNA BioSciences is a pharmaceutical company with a unique platform to develop botanical drugs for FDA approval, targeting Central Nervous System disorders. Created by the founders of Charlotte's Web™ and led by an experienced team of biotech professionals, AJNA is advancing a pipeline of therapies, including cannabinoid and psilocybin-based pharmaceuticals, for Autism, Anxiety, and PTSD. The leadership and advisory teams have extensive pharmaceutical experience, combining renowned physicians, scientists, and researchers from Johns Hopkins, Harvard Medical, NYU, VA Hospital, and UPENN.

The company has raised over $27M to build its unique laboratory and advance its pipeline, including from institutional investors and the company's first successful community fundraising campaign in 2024. AJNA aims to bridge the gap between botanical medicine and FDA approved drugs.

THE ORIGIN



TODAY
THE VIEW
CNN
Men'sHealth
TIME
The New York Times
Forbes

AJNA BioSciences was founded by the same innovators that pioneered the CBD category with Charlotte's Web™, The World's Most Trusted Hemp Extract™. Our CEO founding team led Charlotte's Web from inception to over $75M in annual revenue, and took the company through an IPO in 2018. It is this experience that laid the foundation for our leadership's unique experience in standardizing botanicals and, more broadly, in market leadership.

THE PROBLEM & OUR SOLUTION



THE PROBLEM
PEOPLE WANT NATURAL


PHARMACEUTICAL OPTIONS,
BUT FEW EXIST.

Plant medicines have been trusted for millennia, offering therapeutic benefits deeply rooted in cultural and historical practices. Yet, modern pharmaceuticals are mostly synthetic and often have unintended side effects. Patients seeking natural therapies are left with largely unverified supplements that physicians cannot prescribe and that are not typically covered by insurance.


80% OF THE WORLD'S POPULATION RELIES ON TRADITIONAL MEDICINE, YET ONLY 4 FDA-APPROVED BOTANICAL DRUGS EXIST. DESPITE GROWING DEMAND FOR NATURAL, EFFECTIVE TREATMENTS, REGULATORY BARRIERS CONTINUE TO LIMIT ACCESS TO SAFE, PLANT-BASED MEDICINE.

Source, Source

Our Solution

Introducing an Innovative Approach to Botanical Medicine

Ajna BioSciences is bridging the gap between modern medicine and botanical therapeutics by developing evidence-based botanical drugs with pharmaceutical precision. By navigating the rigorous FDA approval process, we aim to bring the synergy of plant compounds back into the medical ecosystem- gaining physician advocacy and insurance coverage for botanical drugs.


CONSUMER DEMAND
AJNA'S OPPORTUNITY
PHYSICIAN ADVOCACY
NATURAL PRODUCTS:
UNDER-REGULATED
CAN'T LEGALLY BE PRESCRIBED
INCONSISTENT QUALITY
PHARMACEUTICALS:
UNDESIRABLE SIDE EFFECTS
HIGHLY UNNATURAL
CAN LEGALLY BE PRESCRIBED


"MEDICATIONS RESEARCH FOR PSYCHIATRIC DISORDERS HAS BEEN STAGNANT, PSYCHEDELICS REPRESENT A REALLY NOVEL MECHANISM OF ACTION FOR PSYCHIATRIC DRUG DEVELOPMENT, HAVING NEW CLASS OF DRUGS IS AN EXCITING AVENUE FOR RESEARCH."
DR. RYAN VANDREY
JOHNS HOPKINS UNIVERSITY

THE MARKET & OUR TRACTION

The U.S. pharmaceutical market is valued at approximately $678B, the vast majority of approved drugs being synthetically derived. AJNA is uniquely positioned to introduce some of the first natural, FDA-approved therapies into the market.



AJA001
DEFLORIA™
FULL-SPECTRUM CANNABINOID FORMULATION FOR AUTISM SPECTRUM DISORDER
ASD TREATMENT MARKET:
4 Billion (U.S.)
7 Billion (global)
AJA002
PSILOCYBIN
FULL-SPECTRUM TRYPTAMINE FORMULATION AS A NOVEL ANTIDEPRESSANT
ANTIDEPRESSANT MARKET:
7.9 Billion (U.S.)
19.9 Billion (global)

Source, Source

Our lead drug, AJA001, recently achieved a major milestone receiving FDA clearance for Phase 2 clinical trials in autism patients.

AJA002, a novel drug candidate for Generalized Anxiety Disorder, is in preparation for FDA review as it progresses toward Phase 1 clinical trials.



US PHARMACEUTICAL MARKET
$678B 2024
6% CAGR
GLOBAL PSYCHEDELICS MARKET
$5.6B 2024
15% CAGR
GLOBAL CANNABIS MARKET
$63.8B 2024
26% CAGR

Source, Source



• OVER $27M RAISED TO DATE, INCLUDING $15M INVESTMENT FROM BRITISH AM TOB INTO AJA001.
• FDA CLEARANCE FOR PHASE 2 TRIALS OF AJA001.
• STATE-OF-THE-ART DEA SCHEDULE 1 DRUG DEVELOPMENT LAB

Diverse Commercialization Strategy

AJNA BioSciences employs a three-pronged strategy: IP licensing, co-development partnerships, and vertical integration. This approach is designed to help monetize proprietary botanical formulations, foster industry collaboration and enhance control over drug development and commercialization.



COMMERCIALIZATION AND EXIT STRATEGIES COMMON TO THE INDUSTRY
COMMERCIALIZATION OPTIONALITY
• VERTICAL INTEGRATION
• IP LICENSING
• EXIT OF DRUG ASSETS TO STRATEGIC PARTNERS
• ROYALTY FINANCING
POTENTIAL MONETIZATION
• IPO
• M&A - EXIT OF COMPANY OR DRUG ASSETS

The examples provided illustrate potential exit and commercialization events that may occur in the pharmaceutical industry for early- to mid-stage clinical development companies. However, there is no guarantee that the Company will achieve any specific outcome or that such events will occur. Investors should carefully review the risk factors outlined in our offering materials for a full discussion of the risks associated with this investment.

Pioneering a New Market in Botanical Medicine

AJNA is an early mover in botanical pharmaceuticals, pursuing FDA approval under regulatory guidance issued in 2016. Stringent regulatory requirements, including strict CMC protocols and DEA licensing, present barriers to entry for potential competitors and help to position AJNA as a category leader.

AJNA holds a DEA Schedule 1 bulk manufacturing registration, permitting research and development of botanical psychedelic compounds in compliance with federal regulations.


AJNA™
BIOSCIENCES
HARNESSING NATURE
TO REDEFINE MEDICINE

Advancing Research & Sustainable Innovation

Our 13,500 sq. ft. DEA Schedule 1-registered lab in Colorado enables cutting-edge botanical drug development. AJNA employs eco-friendly extraction methods and explores sustainable waste repurposing.



Expanding Therapeutic Application

Beyond Autism, Anxiety, and PTSD, AJNA's future drug candidates aim to address unmet needs in mental health and Central Nervous System disorders. AJNA's botanical therapies have the potential to enter and grow within the largely synthetic pharmaceutical industry.



Industry Momentum & M&A Trends

The pharmaceutical industry is increasingly investing in botanical and psychedelic medicine. Major deals

View this email in browser

AJNA BIOSCIENCES



JOIN AJNA'S UPCOMING COMMUNITY RAISE

5% BONUS

if you reserve your shares on **StartEngine**

RESERVE NOW

We're excited to share that AJNA BioSciences is exploring a new Community Fundraising round on StartEngine, and as part of this Testing the Waters (TTW) period, we're now accepting non-binding reservations of interest for potential investment.

By reserving early, you unlock access to exclusive bonus shares if and when the offering goes live—a special opportunity to increase your stake before the public launch.

This is not a commitment to invest—but it does secure your place at the front of the line for valuable perks once the raise begins.

WHY RESERVE NOW?

As a valued supporter, you'll receive:

- **5% bonus shares** for reserving during this TTW period
- **An additional loyalty bonus** if you previously invested in Ajna
- **10% more bonus** shares by joining the StartEngine Venture Club

– YES, ALL BONUSES ARE STACKABLE! –

This is your chance to **lock in maximum upside** and show your continued support for Ajna's mission to bring full-spectrum botanical drugs—like cannabinoid treatments for Autism and PTSD—through the FDA.

RESERVE NOW ON STARTENGINE

(This is a non-binding indication of interest and not a commitment to invest.)

Thank you for being a vital part of our journey.

Best,

Joel Stanley

CEO of AJNA

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

AJNA BIOSCIENCES

Our e-mail address is:
info@ajnabiosciences.com

Want to change how you receive these emails?
You can unsubscribe from this list.

View this email in browser



A couple of weeks ago, we invited you to be one of the first to reserve shares in AJNA BioSciences—and the response has been amazing.

If you haven't jumped in yet, now's your chance to lock in exclusive early-backer perks:

- **5% bonus shares for reserving during this TTW period**
- **An additional loyalty bonus if you previously invested in AJNA**
- **10% more bonus shares by joining the StartEngine Venture Club**

– Yes, all bonuses are stackable! –

This reservation is non-binding—no payment required. It simply saves your spot at the front of the line when we officially launch.

We're on a mission to bring full-spectrum botanical drugs through FDA approval to help treat Autism and PTSD—and we'd love to have your support.

RESERVE NOW ON STARTENGINE

(This is a non-binding indication of interest and not a commitment to invest.)

Thank you for being a vital part of our mission to advance natural pharmaceutical options into modern medicine.

Best,

Joel Stanley

CEO of AJNA

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Our e-mail address is:
info@ajnabiosciences.com

View this email in browser



This Earth Day, We Celebrate Our Oldest Healer: Nature

At AJNA, Earth Day is more than a moment. It's a reminder of why we do what we do.

We believe the future of medicine is not just found in laboratories—but in the soil, in the forests, and in the healing power of nature.

That's why we're committed to pioneering botanical drugs—therapies that honor both the science of healing and the source it comes from.

Because when we care for the Earth, we create the conditions for all of us to heal.

This Earth Day, we recommit to building a healthcare system rooted in sustainability, accessibility, and respect for the natural world. And we invite you to walk that path with us.

RESERVE NOW ON STARTENGINE

(This is a non-binding indication of interest and not a commitment to invest.)

Thank you for being a vital part of our mission to advance natural pharmaceutical options into modern medicine.

Best,

Joel Stanley

CEO of AJNA

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Our e-mail address is:
info@ajnabiosciences.com

AJNA BioSciences
1,417 followers
2w •

We're excited to share that AJNA BioSciences is exploring a new Community Fundraising round on StartEngine, and as part of this Testing the Waters (TTW) period, we're now accepting non-binding reservations of interest for potential investment.

By reserving early, you unlock access to exclusive bonus shares if and when the offering goes live—a special opportunity to increase your stake before the public launch.

This is not a commitment to invest—but it does secure your place at the front of the line for valuable perks once the raise begins.

WHY RESERVE NOW?
As a valued supporter, you'll receive:
• 5% bonus shares for reserving during this TTW period
• An additional loyalty bonus if you previously invested in AJNA
• 10% more bonus shares by joining the StartEngine Venture Club
– Yes, all bonuses are stackable! –

This is your chance to lock in maximum upside and show your continued support for AJNA's mission to bring full-spectrum botanical drugs—like cannabinoid treatments for Autism and PTSD—through the FDA.

https://lnkd.in/gCHAKPeg


AJNA

AJNA BioSciences | StartEngine
startengine.com

AJNA BioSciences
1,414 followers
Promoted

Ajna BioSciences is using a new FDA regulatory pathway to bring some of the first full-spectrum botanical drugs to pharmacies—starting with treatments for Autism, Anxiety, and PTSD. Visit our StartEngine page (**https://lnkd.in/gCHAKPeg**) to learn more and check out a recent article about us in Forbes: **https://lnkd.in/ezfQ24-5**


AJNA
BIOSCIENCES
CHARLOTTE'S WEB
FOUNDER AIMS FOR
FDA APPROVAL OF
AUTISM SPECTRUM
DISORDER DRUG
start
engine
CNN
60
The New York Times
Forbes

Click to explore investment opportunities
startengine.com

Learn more


ajnabiosciences
JOIN AJNA'S UPCOMING COMMUNITY RAISE
5% BONUS
if you reserve your shares on StartEngine
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

ajnabiosciences We're excited to share that AJNA BioSciences is exploring a new Community Fundraising round on StartEngine, and as part of this Testing the Waters (TTW) period, we're now accepting non-binding reservations of interest for potential investment.

By reserving early, you unlock access to exclusive bonus shares if and when the offering goes live—a special opportunity to increase your stake before the public launch.

This is not a commitment to invest—but it does secure your place at the front of the line for valuable perks once the raise begins.

WHY RESERVE NOW?
As a valued supporter, you'll receive:

• 5% bonus shares for reserving during this TTW period
• An additional loyalty bonus if you previously invested in AJNA
• 10% more bonus shares by joining the StartEngine Venture Club�
– Yes, all bonuses are stackable! –

This is your chance to lock in maximum upside and show your continued support for AJNA's mission to bring full-spectrum botanical drugs—like cannabinoid treatments for Autism and PTSD—through the FDA.

— Link in the bio —


March 30 2:55 PM
JOIN AJNA'S UPCOMING COMMUNITY RAISE
5% BONUS
IF YOU RESERVE YOUR SHARES
ON STARTENGINE
RESERVE NOW
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.
Say something...


March 31 1:31PM
ajnabiosciences
JOIN AJNA'S UPCOMING COMMUNITY RAISE
5% BONUS
if you reserve your shares on StartEngine
RESERVE NOW
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.
ajnabiosciences We're excited to share that AJNA BioSciences is exploring a new Community Fundraising round on StartEngin...
Say something...


April 11 9:53 AM
Watch full reel >
ajnabiosciences
1:11
CHARLOTTE'S WEB
RESERVE YOUR SHARES
Say something...


April 15 10:41 AM
JOIN AJNA'S UPCOMING COMMUNITY RAISE
5% BONUS
if you reserve your shares on StartEngine
DID YOU RESERVE YOUR SHARES?
Yes 83%
Not yet 17%
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.
@ajnabiosciences
Say something...


April 15 10:47 AM
Watch full reel >
Our CEO Joel Stanley explains why "community fundraising"
ajnabiosciences
CHARLOTTE'S WEB
RESERVE YOUR SHARES
If you believe in AJNA's mission, consider sharing this opportunity with your community!
Say something...


April 15 10:52 AM
From Create Mode >
$351,577.25 Reserved
GET A PIECE OF AJNA BIOSCIENCES
Transforming the $678B pharma industry with plant medicine, leading with psilocybin and cannabinoid therapies
Ajna BioSciences is advancing a new category within the $678 billion U.S. pharmaceutical industry*, by developing botanical drugs for FDA approval. We harness the ...
Show more
RESERVE YOUR SHARES
This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.
Thank you to those that reserved their shares!
Say something...


April 17 2:07 PM
Watch full reel ›
ajnabiosciences
0:35
ONLY 18% OF AMERICANS
VIEW THE
PHARMACEUTICAL
INDUST
RESERVE YOUR SHARES
Say something...